                                                                    Exhibit 99.9



================================================================================

                                 PROMISSORY NOTE

                                    ISSUED BY

                          CINRAM (U.S.) HOLDING'S INC.

                                      -TO-

                            CINRAM INTERNATIONAL LLC

                                      WITH

                                   CINRAM INC.
                                       AND
                              IVY HILL CORPORATION
                                       AND
                            CINRAM MANUFACTURING LLC
                                       AND
                             CINRAM DISTRIBUTION LLC

                                  AS GUARANTORS

                                   MAY 5, 2006

                                 US$886,000,000

   UNSECURED, SUBORDINATED 12% PROMISSORY NOTE OF CINRAM (U.S.) HOLDING'S INC.

                                 DUE MAY 5, 2016

================================================================================

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
ARTICLE I INTERPRETATION.................................................     1
   1.1  Definitions......................................................     1
   1.2  Headings.........................................................    15
   1.3  Gender and Number................................................    15
   1.4  Currency.........................................................    15
   1.5  Governing Law....................................................    15
   1.6  Day Not a Business Day...........................................    15
   1.7  Accounting Principles............................................    15
   1.8  Per Annum Calculations...........................................    15
   1.9  Interest Calculation.............................................    15
   1.10 Annualization....................................................    16
   1.11 Miscellaneous....................................................    16

ARTICLE II THE NOTE......................................................    17
   2.1  Terms of the Note................................................    17
   2.2  Ranking..........................................................    17

ARTICLE III REDEMPTION...................................................    18
   3.1  Redemption.......................................................    18
   3.2  No Other Prepayment, Repurchase or Redemption....................    19

ARTICLE IV SUBORDINATION OF THE NOTE.....................................    19
   4.1  Agreement to Subordinate.........................................    19
   4.2  Distribution on Insolvency or Winding-up.........................    19
   4.3  Subrogation of Notes; No Impairment..............................    21
   4.4  No Payment to the Lender if Senior Indebtedness Due or in
        Default..........................................................    22
   4.5  Payment of the Note Permitted; Requirement to Pay Over
        Distributions....................................................    23
   4.6  Subordination Not to be Impaired.................................    23
   4.7  Obligations Created by Article IV................................    23
   4.8  No Set-Off.......................................................    23
   4.9  Amendments to Article IV.........................................    24
   4.10 Distribution or Notice...........................................    24

ARTICLE V COVENANTS OF THE ISSUER AND THE GUARANTORS.....................    24
   5.1  Affirmative Covenants............................................    24
   5.2  Negative Covenants...............................................    25
   5.3  Limitation on Incurrence of Debt and Issuance of Disqualified
        Stock and Preferred Stock........................................    26
   5.4  Transactions with Affiliates.....................................    28
   5.5  Limitation on Restricted Payments................................    30
   5.6  Restrictions on Disposition of Assets............................    32
   5.7  Dividend and Other Payment Restrictions Affecting Subsidiaries...    34

ARTICLE VI DEFAULT.......................................................    36

   6.1  Events of Default................................................    36
   6.2  Acceleration of Maturity.........................................    38
   6.3  Increased Interest Upon an Event of Default......................    38
   6.4  Remedies.........................................................    38
   6.5  Remedies Not Exclusive...........................................    38
   6.6  Costs............................................................    38
   6.7  Delay............................................................    38
   6.8  No Recourse Against Other Parties................................    39
   6.9  Waiver of Default................................................    39

ARTICLE VII SATISFACTION AND DISCHARGE...................................    39
   7.1  Payment of Principal Amount......................................    39
   7.2  Non-Presentation of Notes........................................    39
   7.3  Discharge........................................................    39
   7.4  Taxes and Fees...................................................    39

ARTICLE VIII SUCCESSOR CORPORATIONS......................................    40
   8.1  Successor Corporations...........................................    40
   8.2  Vesting of Powers in Successor Corporation.......................    41

ARTICLE IX NOTICES.......................................................    41
   9.1  Notice...........................................................    41

ARTICLE X GENERAL PROVISIONS.............................................    42
   10.1 Amendment........................................................    42
   10.2 Successors and Assigns...........................................    42
   10.3 Time of the Essence..............................................    42
   10.4 Waiver...........................................................    42


EXHIBIT
   EXHIBIT A FORM OF GUARANTEE AGREEMENT

                                 PROMISSORY NOTE

          Made as of May 5, 2006.

BETWEEN:

               Cinram (U.S.) Holding's Inc., a Delaware corporation (the "ISSUER"),

               - and -

               Cinram International LLC, a Delaware limited liability company (the "LENDER"),

               - and -

               the Guarantors named herein (the "GUARANTORS").

RECITALS:

(A) The Issuer wishes to issue, and the Lender wishes to subscribe for, a US$886,000,000 unsecured, subordinated 12% promissory note of the Issuer (the "NOTE");

(B) The Issuer is duly authorized to create and issue the Note as herein provided;

(C) The Guarantors, all of which are Subsidiaries of the Issuer, have guaranteed the obligations of the Issuer hereunder pursuant to the Guarantee Agreement;

(D) All necessary corporate proceedings have been taken and conditions complied with to make the creation and issuance of the Note legal, valid and binding on the Issuer in accordance with the laws relating to the Issuer;

     NOW THEREFORE for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) it is hereby covenanted, agreed and declared as set forth below:

                                    ARTICLE I
                                 INTERPRETATION

1.1  DEFINITIONS

     In this Note (including the Recitals hereto), unless there is something in the subject matter or context inconsistent therewith:

     "AFFILIATE" means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified;

     "ARRANGEMENT" means the proposed recapitalization of Cinram International Inc. pursuant to a plan of arrangement whereby Cinram International Inc. will be converted to an income trust, as more particularly described in the Circular;

     "ASSET DISPOSITION" means, with respect to any Person: (i) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) (each referred to in this definition as a "DISPOSITION") or (ii) the issuance or sale of Equity Interests of any Subsidiary of the Issuer or of a Guarantor by the Issuer, the Guarantor or any Subsidiary of the Issuer or the Guarantor (other than to the Issuer, the Guarantor or a Wholly Owned Subsidiary of either the Issuer or the Guarantor) (whether in a single transaction or a series of related transactions), in each case other than: (a) a disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out equipment in the ordinary course of business; (b) the disposition of all or substantially all of the assets of the Issuer or the Guarantors in a manner permitted pursuant to Section 8.1 or any disposition that constitutes a Change of Control; (c) any Restricted Payment or Permitted Investment that is permitted to be made, and, in the case of a Restricted Payment, is made, under Section 5.5; (d) any disposition of property or assets by a Subsidiary of the Issuer or of a Guarantor to the Issuer or Guarantor or any other Subsidiary; (e) any exchange of like property for use in a Similar Business; (f) sales of assets received by the Issuer or by a Guarantor upon the foreclosure on a Lien; (g) sales of inventory in the ordinary course of business consistent with past practices and sales of equipment upon termination of a contract with a client entered into in the ordinary course of business pursuant to the terms of such contract; (h) any single transaction or series of related transactions that involves assets or Capital Stock, as the case may be, having a fair market value of less than US$15 million; and (i) the licensing of intellectual property to third Persons on customary terms as determined by the Board of Directors in good faith;

     "BUSINESS" means (a) the business of the Issuer and its Subsidiaries, being the provision of pre-recorded multimedia products and related logistics services to, among others, motion picture studios, music labels, publishers and computer software companies and (b) any Similar Business and any extension of any core competency of the Issuer and its Subsidiaries;

     "BUSINESS DAY" means any day except Saturdays, Sundays, statutory holidays in the Province of Ontario or the State of New York;

     "CAPITAL EXPENDITURE" means, for the applicable period, expenditures made to acquire or construct fixed assets, plant, and equipment (including improvements, renovations, and replacements required to be classified in accordance with GAAP as capital expenditures but excluding maintenance and repairs not required to be so classified). Capital expenditures shall include the capitalized amount of obligations under Capital Leases or similar agreements covering such fixed assets, plant, and equipment, to the extent that such obligations are required to be treated as Capital Leases or obligations for balance sheet purposes under GAAP and any other expenditures treated as capital expenditures under GAAP;

     "CAPITAL LEASE" means, at any time, a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with GAAP;

     "CAPITAL LEASE OBLIGATION" means, for any Person, the amount of the liability shown on the balance sheet of such Person in respect of a Capital Lease determined in accordance with GAAP;

     "CAPITAL STOCK" means: (i) in the case of a corporation, corporate shares or equity interests; (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate shares; (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person;

     "CASH EQUIVALENTS" means:

     (a) U.S. dollars or any other currency to the extent reasonably required in connection with carrying on the Business;

     (b) securities issued or directly and fully guaranteed or insured by the governments of the United States of America (or any state thereof) or any agency or instrumentality of such country or state provided that the full faith and credit of such country or state, as applicable, is pledged in support thereof, having maturities of not more than 12 months from the date of acquisition;

     (c) time and demand deposits and certificates of deposit in U.S. dollars of or issued by any financial institution (A) whose short-term commercial paper rating S&P or any successor thereto, is at least A-1
          (Low) (or the equivalent thereof) or from Moody's, is at least P-1 (or the equivalent thereof);

     (d) commercial and variable or fixed rate notes issued by any financial institution referred to in clause (c) above (or by the parent company thereof) or any variable or fixed rate notes issued or guaranteed by any domestic corporation rated A-1 (Low) (or the equivalent thereof) or better by S&P or P-1 (or the equivalent thereof) or better by Moody's, in each case, maturing within six months of the date of acquisition;

     (e) repurchase agreements with any financial institution referred to in clause (c) above for direct obligations described in paragraph (b) above, and having, on the date of purchase thereof, a fair market value of at least 100% of the amount of the repurchase obligations; and

     (f) investments, classified in accordance with GAAP as current assets, in any money market investment fund which are administered by any financial institution referred to in clause (c) above and the portfolio of which is limited to investments of the character described in the foregoing paragraphs (b) through (c) inclusive;

     "CERTIFICATE OF THE ISSUER", "ORDER OF THE ISSUER", "REQUEST OF THE ISSUER", "WRITTEN DIRECTION OF THE ISSUER" and "CONSENT OF THE ISSUER" mean, respectively, a written certificate, order, request, direction or consent signed in the name of the Issuer by any Director or officer of the Issuer, and may consist of one or more instruments so executed;

     "CERTIFIED RESOLUTION" means a copy of a resolution of the Issuer certified by the corporate secretary or an assistant secretary or any other officer designated by the chief executive officer of the Issuer or chairperson of the Board of Directors for such purpose to have been duly passed by the Directors and to be in full force and effect on the day of such certification unless otherwise noted therein;

     "CHANGE OF CONTROL" means the occurrence of any of the following events:

     (a) the adoption of a plan relating to the liquidation or dissolution of the Issuer with the effect that immediately after such adoption the shareholders of the Issuer or the Guarantor, as the case may be, immediately prior to such adoption hold, directly or indirectly, less than 50% of the total voting rights of all Capital Stock entitled to vote in the election of directors, managers or trustees of such Person;

     (b) the acquisition by any Person or group of a direct or indirect interest in securities representing more than 50% of the voting power or Voting Stock of the Issuer by way of purchase, merger or consolidation or otherwise (other than a creation of a holding company that does not involve a change in the beneficial ownership of the Issuer or the Guarantor as a result of such transaction);

     (c) the merger or consolidation of the Issuer into another Person or the merger of another Person into the Issuer or a Guarantor with the effect that immediately after such transaction the shareholders of the Issuer or the Guarantor as the case may be, immediately prior to such transaction hold, directly or indirectly, less than 50% of the total Voting Stock of the Person surviving such merger or consolidation, in each case other than the creation of a holding company that does not involve a change in the beneficial ownership of the Issuer or the Guarantor as the case may be, as a result of such transaction; or

     (d) the transfer or conveyance, in a single transaction or series of related transactions, of all or substantially all of the assets of the Issuer or of the Issuer and its Subsidiaries, taken as a whole, provided that notwithstanding the foregoing, no Change of Control shall be deemed to have occurred as a result of the Arrangement, which proposed recapitalization of Cinram International Inc. contemplated by the Arrangement shall occur on the Closing Date;

     "CIRCULAR" means the management proxy circular of Cinram International Inc. dated March 31, 2006 relating to the proposed Arrangement;

     "CLOSING DATE" means the date of the Note;

     "CONTROL", "CONTROLLED" and similar expressions mean a relationship between two Persons wherein one of such Persons has the power, directly or indirectly, through the ownership of securities, by contract or otherwise, to direct the management and policies of the other Person, and includes, in the case of a corporation, the ownership, either directly or indirectly through one or more Persons, of securities of such corporation carrying sufficient votes to elect the majority of the directors of such corporation either under all circumstances or under some circumstances that have occurred and are continuing, other than securities held as collateral for a bona fide debt;

     "DBRS" means Dominion Bond Rating Service Limited;

     "DEBT" of any Person means, without duplication, (i) all indebtedness of such Person for borrowed money, (ii) the deferred purchase price of assets, services, capital stock or other ownership interests in a business, (iii) the face amount of all letters of credit issued for the account of such Person and, without duplication, all drafts drawn thereunder, (iv) all indebtedness of another Person secured by any lien on any property owned by such Person, whether or not such indebtedness has been assumed, (v) all Capital Lease Obligations of such Person, (vi) all indebtedness evidenced by bonds, notes, debentures or similar instruments, and (vii) all Guarantees of any obligations that constitute Debt of another Person, provided that "Debt" shall not include (1) any obligation of such Person to any of its Subsidiaries or of any Subsidiary to another Subsidiary or to such Person, (2) any liability for Federal, state, local or other taxes owed or owing, (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities), and (4) any obligations with respect to any Capital Stock;

     "DEBT-TO-EBITA RATIO" shall mean the ratio of (1) all Debt of the Issuer and the Guarantors, determined on a consolidated basis, to (2) EBITA of the Issuer and the Guarantors, determined on a consolidated basis, for the four most recent fiscal quarters for which reporting has been completed, as of the date of determination, all calculated in accordance with GAAP; provided that for purposes of the foregoing, Debt under the Senior Credit Facility shall be deemed to be the principal amount of the loans made thereunder to the Issuer and the Guarantors and for certainty, without including the remaining portion of such Debt in respect of which the Issuer or any Guarantor is a guarantor thereof;

     "DEFAULT" means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default;

     "DEFAULT RATE" means the Interest Rate plus two percent (2%) per annum;

     "DIRECTOR" means a member of the board of directors of the Issuer for the time being and "DIRECTORS", "BOARD OF DIRECTORS" or "BOARD" means the board of directors of the Issuer or, if duly constituted and whenever duly elected or empowered, the executive committee of the board of directors of the Issuer for the time being, and reference to "ACTION BY THE DIRECTORS" means action by the directors of the Issuer as a Board or, whenever duly empowered, action by the said executive committee as such committee;

     "DISTRIBUTIONS" means with respect to any Person, the amount of (i) any dividend or other distribution on issued shares, units or other equity (including Disqualified Stock and Preferred Stock) or debt securities of the Person or any of its Subsidiaries; (ii) distributions by a Person (in cash, property or obligations) on, or other payments or distributions on account of, or the setting apart of money for a sinking or other analogous fund for, or the purchase, redemption, retirement or other acquisition of, any portion of any ownership interest in such Person (including but not limited to, capital stock) or of any warrants, options or other rights to acquire any such interest (or any payments to any Person, such as any "phantom stock" payments, where the amount thereof is calculated with reference to fair market or equity value of such Person); and (iii) any principal payment on, or defeasance of, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Indebtedness that is held by such Person, other than (in the case of each of (i), (ii) and (iii), payments between the Issuer and/or one or more Guarantors and in the case of each of (i) and (ii), payments made to the Issuer, any Guarantor or any of their respective Subsidiaries);

     "DISQUALIFIED STOCK" means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event: (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise; (ii) is convertible or exchangeable for Debt or Disqualified Stock; or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case prior to the first anniversary of the Maturity Date; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such first anniversary shall be deemed to be Disqualified Stock; provided further, however, that if such Capital Stock is issued to any director, manager, trustee, officer, employee or to any plan for the benefit of such parties of the Issuer, or its Subsidiaries or by any such plan to such parties, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer in order to satisfy applicable statutory or regulatory obligations or as a result of such parties' termination, death or disability;

     "EBITA" means in respect of the Issuer and the Guarantors and their Subsidiaries, determined on a consolidated basis, for any period, earnings
     (loss) before Interest Expense, income taxes, amortization expenses, non-cash losses on the disposal or write-down of fixed and other non-current assets, the non-cash earnings impact of foreign currency hedges and foreign currency translation adjustments, recapitalization expenses including loss on debt extinguishment, and the earnings impact of other non-cash gains or losses required by GAAP with respect to the value of derivatives;

     "ENVIRONMENTAL LAWS" means any Law or Order, which, in each case, relates to or otherwise imposes liability or standards of conduct concerning discharges, spills, releases or threatened releases of noises, odours or any Substances into, or the presence of noises, odours or any Substances in, ambient air, ground or surface water or land, municipal or other works (including sewers and storm drains) or otherwise relating to the manufacture, processing, generation, distribution, use, treatment, storage, discharge, release, disposal, clean-up, transport or handling of Substances, as now or at any time hereafter in effect;

     "EQUITY INTERESTS" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock);

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended;

     "EVENT OF DEFAULT" means any of the events of default referred to in
     Section 6.1;

     "EXCESS CASH" means, with respect to any period, EBITA of the Issuer and the Guarantors and their Subsidiaries, determined on a consolidated basis, minus the sum of (i) Interest Expense (including dividends on Disqualified Stock and Preferred Stock), (ii) cash income tax expense, (iii) Unfunded Capital Expenditures and (iv) unfinanced repayments of principal on Indebtedness, in each case, for such period;

     "FAIR MARKET VALUE" means, with respect to any asset or property, the price which could be negotiated in an arm's length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction, and for all purposes of the Note, if the Fair Market Value is determined in good faith by the Board of Directors and evidenced by a resolution of the Board of Directors, such determination shall be conclusive;

     "GAAP" has the meaning attributed to it in Section 1.7;

     "GE FACILITY" means an asset backed US$10 million 5.4% financing arrangement due in July, 2007 between the Issuer and/or an Affiliate of the Issuer and GE Capital or an Affiliate of GE Capital;

     "GUARANTEE" means any guarantee, indemnity or similar obligation;

     "GUARANTEE AGREEMENT" means (i) the guarantee agreement made by the Guarantors in favour of the Lender dated as of the date of the Note and substantially in the form of Exhibit A pursuant to which the Guarantors have guaranteed the obligations of the Issuer hereunder, and (ii) each other guarantee agreement, substantially in the form of Exhibit A, executed after the date hereof and delivered to the Lender pursuant to this Note;

     "GUARANTORS" means the entities listed on the signature pages hereof as guarantors and each other Subsidiary that becomes a Guarantor of the Note;

     "GOVERNMENTAL ENTITY" means any (i) multinational, federal, provincial, state, municipal or local government or governmental or public department, central bank, court, commission, board, bureau, agency or other instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the foregoing; (iii) any quasi-governmental, self-regulatory, expropriation or taxing authority under or for account of its members or any of the foregoing; or (iv) any arbitrator or arbitration panel;

     "HEDGE AGREEMENT" means any foreign currency contract, foreign currency, interest or commodity swap or other currency hedging arrangement of the Issuer or any of the Guarantors entered into in the ordinary course of business and not for speculative purposes;

     "INCUR" means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Debt or other obligation on the balance sheet of such Person (and "INCURRENCE", "INCURRED", and "INCURRING" shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt;

     "INDEPENDENT FINANCIAL ADVISOR" means an accounting, appraisal or investment banking firm or consultant to Persons engaged in a business similar to the Business, in each case of nationally recognized standing that is, in the good faith determination of the Issuers, qualified to perform the task for which it has been engaged;

     "INTEREST EXPENSE" means, in respect of any Person, for any period, the total cash interest expense (including that attributable to Capitalized Lease Obligations) of such Person for such period with respect to all outstanding Debt of such Person (including, without limitation, all commissions, discounts and other fees and charges owed by such Person with respect to letters of credit and bankers' acceptance financing and net costs made or payments received of such Person under hedge agreements in respect of interest rates to the extent such net costs are allocable to such period in accordance with GAAP);

     "INTEREST PAYMENT DATE" means, with respect to any Interest Period, the earlier of the date that is no later than 15 days immediately following the last day of such Interest Period and the Maturity Date; provided that, in the event that the Note shall be partially or totally redeemed at any time prior to the Maturity Date, then the Note or portion of the Note so redeemed, the date upon which such partial or total redemption occurs shall be an Interest Payment Date; "INTEREST PERIOD" means the period beginning on (and including) the Issue Date and ending on (and including) the last day of such month and each successive period beginning on (and including) the first day of each month and ending on (and including) the last day of such month; provided that, the final Interest Period shall end on (but exclude) the Maturity Date (unless the principal amount owing on the Note shall not have been repaid), and in the event the Note shall be partially or totally redeemed at any time prior to the Maturity Date then the period beginning on (and including) the first day of the month in which such partial or total redemption occurs to but excluding the date such partial or total redemption occurs shall be an Interest Period;

     "INTEREST RATE" means the interest rate of 12% per annum calculated monthly, as hereinafter provided;

     "INVESTMENT GRADE SECURITIES" means (i) securities issued or directly and fully guaranteed or insured by the United States or Canadian government or any agency or instrumentality thereof (other than Cash Equivalents), (ii) debt securities or debt instruments with a rating of BBB (Low) or higher by DBRS, BBB- or higher by S&P or Baa3 or higher by Moody's or the equivalent of such rating by such rating organization, or if no rating of DBRS, S&P or Moody's then exists, the equivalent of such rating by any other nationally recognized securities rating agency, but excluding any debt securities or instruments constituting loans or advances among the Issuer and its Subsidiaries, and (iii) investments in any fund that invests exclusively in investments of the type described in clauses (i) and (ii) which fund may also hold immaterial amounts of cash pending investment and/or distribution;

     "INVESTMENTS" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration (including agreements providing for the adjustment of purchase price) of Debt, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property;

     "ISSUE DATE" means in respect of the Note, the date of issuance thereof;

     "ISSUER" means Cinram (U.S.) Holding's Inc., a Delaware corporation, and includes any successor corporation thereof which shall have complied with the provisions of Article VIII;

     "LAW" means any and all applicable laws, including all statutes, codes, ordinances, decrees, rules, regulations and municipal by-laws binding on or affecting the Person referred to in the context in which the term is used;

     "LENDER" means Cinram International LLC and its assigns who have complied with the provisions of Section 10.2;

     "LIEN" means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statute) of any jurisdiction); provided that in no event shall an operating lease be deemed to constitute a Lien;

     "MANAGEMENT FEES" means the fees payable by the Issuer or any Subsidiary (including expense reimbursements for operating expenses incurred in the ordinary course of business, for the benefit of, and fairly allocable to, the Person being charged) to any direct or indirect majority shareholder of the Issuer pursuant to any management agreement between or among such Person and the Issuer and/or other Subsidiaries of the Issuer, as such management agreement is in effect on the Issue Date, including any amendment or replacement thereof, provided, that any such amendments or replacements of existing agreements, taken as a whole, are not more disadvantageous to the Lender in any material respect than such agreements existing on the Closing Date and in particular, do not provide for profit-based or percentage fees or premiums.

     "MATERIAL SUBSIDIARY" means at any time with respect to any Person, any Subsidiary of such Person that accounted for more than 10% of the consolidated revenue of such Person during the most recent completed fiscal year of such Person or that accounts for more than 10% of the consolidated assets of such Person determined as at the end of the most recent completed fiscal year of such Person;

     "MATURITY DATE" means May 5, 2016;

     "MOODY'S" means Moody's Investor Services, Inc.;

     "NET AVAILABLE CASH" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Debt or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of: (a) all legal, title and recording expenses, commissions and other fees and expenses incurred, including any underwriting, brokerage or investment banking fees, and all federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such Asset Disposition, (b) all payments made on any Debt which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any mortgage, charge, pledge, lien, privilege, security interest or other encumbrance upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by Law be repaid out of the proceeds from such Asset Disposition, (c) all distributions and other payments required to be made to minority interest holders in Subsidiaries as a result of such Asset Disposition, (d) all payments of any accounts payable directly related to the assets being sold, and (e) appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed of in such Asset Disposition and retained by the Issuer, any Guarantor or any of their Subsidiaries after such Asset Disposition;

     "NOTE" means this note and all exhibits attached to this note, in each case as they may be amended or supplemented from time to time; the expressions "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to this note; and unless otherwise indicated, references to Articles, Sections and Exhibits are to articles, sections and exhibits of this note;

     "ORDER" means any order, judgment, injunction, decree, writ, determination or award of any Governmental Entity binding on or affecting the Person referred to in the context in which the term is used;

     "PARI PASSU INDEBTEDNESS" means with respect to the Issuer or any Guarantor all Debt of such Person, including interest thereon (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not a claim for post-filing interest is allowed in such proceeding) and other amounts (including make-whole, fees, expenses, reimbursement obligations under letters of credit and indemnities) owing in respect thereof, whether outstanding on the Closing Date or thereafter Incurred, which does not constitute Senior Indebtedness, indebtedness as a result of the Senior Credit Facility or Subordinated Indebtedness of such Person, all of which Pari Passu Indebtedness of such Person shall rank pari passu in right of payment to the Note or such Person's Guarantee, as the case may be;

     "PERMITTED INVESTMENTS" means: (i) any Investment in the Issuer or its Subsidiaries; (ii) any Investment in Cash Equivalents or Investment Grade Securities; (iii) any Investment by the Issuer or any Subsidiary of the Issuer in a Person that is engaged in the Business if as a result of such
     Investment: (a) such Person becomes a Subsidiary of the Issuer or of any of its Subsidiaries; or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Subsidiary of the Issuer; (iv) any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Disposition made pursuant to Section 5.6 or any other disposition of assets not constituting an Asset Disposition; (v) any Investment existing on the Closing Date; (vi) advances to employees of the Issuer or any Subsidiary not in excess of US$3 million outstanding at any one time in the aggregate; (vii) any Investment acquired by the Issuer or any Subsidiaries: (a) in exchange for any other Investment or accounts receivable held by the Issuer or any of its Subsidiaries in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, or (b) as a result of a foreclosure by the Issuer or any of its Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; (viii) obligations under Hedge Agreements permitted under Section 5.3(b); (ix) additional Investments having an aggregate Fair Market Value (or aggregate investment cost, whichever is greater), taken together with all other Investments made pursuant to this clause that are at that time outstanding, not to exceed the greater of 7.5% of the total assets of the Issuer on a consolidated basis or US$40 million at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); (x) loans and advances to officers, directors and employees for business related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business, and account credits and payments to participants under the Issuer's, or its Subsidiaries' long-term compensation plan or any successor or similar compensation plan; (xi) Investments the payment for which consists of Equity Interests of the Issuer; (xii) Guarantees Incurred in accordance with Section 5.3; (xiii) any Investment by Subsidiaries of the Issuer in other Subsidiaries of the Issuer and any Investments held by a Person prior to that Person becoming a Subsidiary of the Issuer (provided that such Investments were not acquired in connection with, or in contemplation of, such Person becoming a Subsidiary of the Issuer); (xiv) investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business; and (xv) loans, advances and payments to current or former employees and management personnel of the Issuer or any Subsidiary of the Issuer and/or any entity in which any current or former employees or management personnel of the Issuer has a beneficial or Equity Interest, pursuant to any management or employee equity plan or stock option plan or any other management or employee benefit or incentive plan or agreement or any other agreement not to exceed US$10 million in aggregate principal amount at any time outstanding, the proceeds of which will be used to purchase or redeem, directly or indirectly, shares of Capital Stock of the Issuer or any Guarantor;

     "PERMITTED LIENS" means:

     (a) Liens on assets of the Issuer or any of the Guarantors securing Senior Indebtedness that is permitted herein;

     (b)  Liens in favor of the Issuer or any of the Guarantors;

     (c) Liens on property (including capital stock) of a Person existing at the time such Person is merged with or into or consolidated with or acquired by the Issuer or any Guarantor of the Issuer; provided that such Liens were not incurred in contemplation of such merger, consolidation or acquisition and do not extend to any assets other than those of the Person merged into or consolidated with the Issuer or Guarantor;

     (d) Liens on property (including capital stock) existing at the time of acquisition of the property by the Issuer or any Guarantor of the Issuer; provided that such Liens were not incurred in contemplation of, such acquisition;

     (e) Liens to secure the performance of statutory or public obligations, surety or appeal bonds, performance bonds, pledges or deposits to secure the performance of bids, tenders, trade contracts, government contracts, warranty requirements, contested taxes or payment of rent, leases or licenses or other obligations of a like nature or incurred in the ordinary course of business (including, without limitation, landlord Liens on leased real property) and rights of offset and set-off;

     (f) Liens to secure Debt represented by Capital Lease Obligations, mortgage obligations and Purchase Money Obligations covering only the assets acquired with or financed by such Debt;

     (g)  Liens existing on the date hereof;

     (h) Liens for taxes, assessments or governmental charges or claims that are not yet due or payable or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

     (i) Liens imposed by law, such as carriers', warehousemen's, landlord's, materialmen's, repairmen's and mechanics' Liens, in each case, incurred in the ordinary course of business or other Liens arising out of judgments or awards against such Person;

     (j) survey exceptions, encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Debt and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

     (k)  Liens to secure any refinancing Debt permitted to be incurred under
          Section 5.3(b); provided, however, that:

          (i) the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

          (ii) the Debt secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the refinanced Debt and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

     (l) Liens in favor of customs and revenue authorities to secure payment of customs duties in connection with the importation of goods in the ordinary course of business and other similar Liens arising in the ordinary course of business;

     (m) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

     (n) any interest or title of a lessor under any Capital Lease Obligation permitted to be incurred hereunder; provided that such Liens do not extend to any property or assets which is not leased property subject to such Capital Lease Obligation;

     (o) Liens securing a Hedge Agreement so long as the related Debt is, and is permitted to be, Incurred hereunder, secured by a Lien on the same property securing such Hedge Agreement;

     (p) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

     (q) leases or subleases granted to third Persons not materially interfering with the ordinary course of business of the Issuer or any of the Guarantors;

     (r) Liens (other than any Lien imposed by ERISA or any rule or regulation promulgated thereunder) incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance, and other types of social security;

     (s) deposits made in the ordinary course of business to secure liability to insurance carriers;

     (t) Liens under licensing agreements for use of intellectual property entered into in the ordinary course of business;

     (u)  judgment Liens not giving rise to an Event of Default;

     (v) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Issuer or any of the Guarantors in the ordinary course of business;

     (w) Liens incurred in the ordinary course of business of the Issuer or any Guarantor of the Issuer with respect to obligations that do not exceed US$30 million at any one time outstanding;

     (x) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuer and the Guarantors in the ordinary course of business;

     (y)  Liens in respect of the Senior Credit Facility; and

     (z) Liens encumbering deposits made in the ordinary course of business to secure obligations arising from statutory, regulatory, contractual or warranty requirements, including rights of offset and set-off;

     "PERSON" means any individual, partnership, limited partnership, limited liability company, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, Governmental Entity or other entity however designated or constituted;

     "PREFERRED STOCK" means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up;

     "PROCEEDING" is defined in Section 4.2;

     "PURCHASE MONEY OBLIGATIONS" means any Debt Incurred in respect of a capital expenditure (determined in accordance with GAAP), provided that the aggregate principal amount of such Debt is limited to the purchase price of the capital property that is the subject of such expenditure;

     "REDEMPTION DATE" has the meaning attributed to it in Section 3.1(a);

     "REFUNDING CAPITAL STOCK" is defined in Section 5.5(b)(ii);

     "RESTRICTED INVESTMENT" means an Investment other than a Permitted Investment;

     "RESTRICTED PAYMENTS" is defined in Section 5.5(a);

     "RETIRED CAPITAL STOCK" is defined in Section 5.5(b)(ii);

     "S&P" means Standard and Poor's Ratings Group, a division of the McGraw-Hill Company, Inc.;

     "SALE/LEASEBACK TRANSACTION" means an arrangement relating to property now owned or hereafter acquired by the Issuer or any Guarantor whereby such Issuer or Guarantor transfers such property to a Person and such Issuer or Guarantor leases it from such Person, other than leases between the Issuer or Guarantor and their Subsidiaries;

     "SEGMENTED FINANCIAL STATEMENTS" means internally prepared, consolidated quarterly and audited annual financial statements for the Issuer derived from the quarterly and annual audited financial statements for Cinram Income Fund and segmented to reflect only the financial results of the Issuer and its Subsidiaries;

     "SENIOR CREDIT FACILITY" means the credit agreement to be entered into by and among the Issuer, certain of the Guarantors, Cinram International Inc., and a syndicate of financial institutions with JPMorgan Chase Bank, N.A. as administrative agent and Credit Suisse Securities (USA) LLC as syndication agent, together with the related documents thereto (including the term loans and revolving loans and letters of credit thereunder, any guarantees and security documents), as amended, extended, renewed, waived, restructured, extended, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time (including by adding Subsidiaries or Affiliates of the Issuer or Guarantors as additional borrowers or guarantors thereunder), and any agreement (and related document) governing Debt Incurred to refinance or replace (including one or more debt facilities, receivables, financing facilities or commercial paper facilities or indentures with banks or other lenders or a trustee providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit or other Debt or issuance of debt securities to investors, or one or more Sale/Leaseback Transactions with counterparties thereto), in whole or in part, the borrowings, commitments or other credit extensions then outstanding or permitted to be outstanding under such Senior Credit Facility or a successor Senior Credit Facility;

     "SENIOR EVENT OF DEFAULT" means the occurrence of an event of default as defined under the terms of any agreement governing Senior Indebtedness;

     "SENIOR INDEBTEDNESS" means Debt arising under the Senior Credit Facility, the GE Facility and any other Debt for borrowed money permitted to be Incurred hereunder which by the terms of the instruments creating or evidencing such Debt provides that such Debt is to be superior in right of payment to the Note or the Guarantee, as applicable, including in each case all principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Issuer, any Guarantor or any of their Subsidiaries whether or not a claim for post-filing interest is allowed or allowable in any such proceedings), fees, charges, expenses, reimbursement obligations, Guarantees and all other amounts payable under or in respect of such Debt; provided, however, that Senior Indebtedness shall not include, as applicable, (together with, in each case, all interest accrued in respect thereof, including any such interest accruing after any Proceeding under Section 4.2 and whether or not allowed as a claim in any such Proceeding) (i) any indebtedness Incurred in violation of the Note; and (ii) trade accounts payable and other liabilities to trade creditors incurred in the ordinary course of business;

     "SENIOR INDEBTEDNESS AGENT" has the meaning attributed to it in Section 4.2(d);

     "SIMILAR BUSINESS" means the business of the Issuer and its Subsidiaries as existing on the date of this Note and any other businesses that are the same, similar or reasonably related, ancillary or complementary thereto and reasonable extensions thereof;

     "SUBORDINATED INDEBTEDNESS" means, with respect to the Issuer or any Guarantor, all Debt of such Person that is not Senior Indebtedness or Pari Passu Indebtedness of such Person and that, pursuant to the terms of such Debt or an agreement between such Person and the holder or holders of such Debt or their representative, ranks subordinate to the Note and any Guarantee of such Person with respect to the Note;

     "SUBSIDIARY" means, with respect to any Person:

     (a)  a corporation Controlled by such Person; or

     (b) any other Person (other than a corporation) Controlled by such Person or one or more subsidiaries of such Person or such Person and one or more subsidiaries such Person;

     "SUBSTANCE" means any substances or material which under any Environmental Law is defined to be "hazardous", "toxic", "deleterious", "caustic", "dangerous", a "contaminant", a "pollutant", a "dangerous good", a "waste", a "special waste", a "source of contamination" or a "source of a pollutant" and any substances or materials the concentration of which in soil, sediment, ground water or surface water are regulated under any Environmental Law;

     "UNFUNDED CAPITAL EXPENDITURES" means Capital Expenditures not funded by Debt;

     "US DOLLARS" or "US$" means United States dollars;

     "VOTING STOCK" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors, managers or trustees, as the case may be, of such Person; and

     "WHOLLY OWNED SUBSIDIARY" of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which will at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

1.2  HEADINGS

     The division of the Note into Articles and Sections and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of the Note. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles or Sections are to Articles or Sections of the Note.

1.3  GENDER AND NUMBER

     In the Note, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa.

1.4  CURRENCY

     Except as otherwise provided herein, all payments contemplated herein shall be paid in US dollars, by wire transfer or bankers' draft or cheque and all references herein to dollar amounts are references to dollars in the lawful currency of the United States.

1.5  GOVERNING LAW

     The Note shall be governed by and construed in accordance with the laws of the State of New York.

1.6  DAY NOT A BUSINESS DAY

     In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.7  ACCOUNTING PRINCIPLES

     Wherever reference herein is made to "GAAP", such reference shall be deemed to be at the relevant time generally accepted accounting principles in Canada applicable on a consolidated basis (unless otherwise specifically provided or contemplated herein to be applicable on an unconsolidated basis) consistently applied. Where the character or amount of any asset or liability or item of revenue or expense or amount of equity is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of the Note, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties hereto, be made in accordance with GAAP.

1.8  PER ANNUM CALCULATIONS

     Unless otherwise stated, whenever reference herein is made to a rate "per annum" or a similar expression is used, such rate shall be calculated on the basis of a calendar year of 365 days or 366 days, as the case may be.

1.9  INTEREST CALCULATION

     Interest payable on any Interest Payment Date shall be deemed to have accrued from day to day for the number of days comprising the Interest Period to which such Interest Payment Date relates.

1.10 ANNUALIZATION

     For the purposes of any financial ratios and calculations and the related definitions set out in this Note in respect of the period between the Closing Date and the first anniversary of the Closing Date, financial results that are available for periods of less than 12 months in respect of any entities (the "NEW ENTITIES") where 12 month results are not available, shall include the actual financial results of the applicable predecessor entities for such portion of such 12 month period during which there are no financial results for the applicable New Entities. In addition, Debt and Interest Expense shall be calculated on a pro forma basis as if the Closing Date had occurred at the beginning of such 12 month period, such Debt existed at the beginning of such period and all scheduled interest payments on such Debt were made from the beginning of such 12 month period.

1.11 MISCELLANEOUS

     (a)  "or" is not necessarily exclusive;

     (b)  "including" means including without limitation;

     (c) unsecured Debt shall not be deemed to be subordinate or junior to secured Debt merely by virtue of its nature as unsecured Debt;

     (d) the principal amount of any Preferred Stock shall be (i) the maximum liquidation value of such Preferred Stock or (ii) the maximum mandatory redemption or mandatory repurchase price with respect to such Preferred Stock, whichever is greater;

     (e) for the purposes of calculating a financial ratio all dollar amounts will be converted into the appropriate currency in accordance with GAAP;

     (f) any reference to Person shall be deemed also to refer to such Person's predecessors and successors; and

     (g)  for purposes of the Interest Act (Canada):

          (i) whenever any interest under this Note is calculated using a rate based on a calendar year of 365 days (or 366 days, as applicable), the rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to (x) the applicable rate based on a calendar year of 365 days (or 366 days, as applicable) (y) multiplied by the actual number of days in the calendar year in which the period for which such interest is payable (or compounded) ends, and (z) divided by 365 (or 366, as applicable), as the case may be,

          (ii) the principle of deemed reinvestment of interest does not apply to any interest calculation under the Note, and

          (iii) the rates of interest stipulated in the Note are intended to be nominal rates and not effective rates or yields.

                                   ARTICLE II
                                    THE NOTE

2.1  TERMS OF THE NOTE

     (a) The Issuer, for value received, hereby promises to pay to the Lender on the Maturity Date, or on such earlier or later date as the principal amount hereof may become payable in accordance with the conditions set out herein, on presentation and surrender of the Note, the sum of US$886,000,000 in lawful money of the United States of America, at the principal office of the Lender at 1209 Orange Street, Wilmington, DE USA 19801.

     (b) The Note shall bear interest from the date hereof at the Interest Rate, payable after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the Default Rate, calculated and payable monthly on each Interest Payment Date for the Interest Period relating to such Interest Payment Date, as set forth in Section 6.3.

     (c) As interest becomes due on the Note, the Issuer shall cause such interest (less any tax that was in effect as of the Issue Date of this Note required by Law to be withheld therefrom) to be paid on or before the Interest Payment Date to the Lender (i) by a cheque or bankers' draft sent by prepaid ordinary mail payable to or to the order of the Lender and addressed to it at its principal office, or as the Lender otherwise directs or (ii) delivered by other transfer of funds, including by wire transfer, as may be considered appropriate by the Issuer. In the event of non-receipt or destruction of any cheque, bankers' draft or other funds for interest by the Lender, the Issuer will cause to be issued to the Lender a replacement cheque or bankers' draft for like amount upon being furnished with such evidence of non-receipt or destruction as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

     (d) Notwithstanding anything contained herein, the Issuer may enter into an agreement with the Lender or with the Person for whom the Lender is acting as nominee providing for the payment to the Lender of the principal of and interest on the Note at a place or places other than the place or places specified herein. Any payment of the principal of and interest on the Note at such other place or places pursuant to such agreement shall, notwithstanding any other provision the Note, be valid and binding on the Issuer and the Lender.

2.2  RANKING

     The Note will be a general unsecured obligation of the Issuer entitled to the benefits of the Guarantee Agreement and shall rank pari passu with all existing and future Pari Passu Indebtedness of the Issuer (including trade accounts payable and other liabilities to trade creditors incurred in the ordinary course of business), and the Guarantees under the Guarantee Agreement shall rank pari passu with all existing and future Pari Passu Indebtedness of the Guarantors (including trade accounts payable and other liabilities to trade creditors incurred in the ordinary course of business) and shall be subordinate in right of payment to all existing and future Senior Indebtedness.

                                  ARTICLE III
                                   REDEMPTION

3.1  REDEMPTION

     (a) The Note shall not be redeemable at the option of the Issuer prior to May 5, 2011. Thereafter, provided the Issuer has available cash, the distribution of which is considered advisable by the Board of Directors and is not restricted by the terms of any Senior Indebtedness or any subordination provisions contained herein, the Issuer may, to the extent of such available cash, and upon no less than 30 nor more than 60 days' written notice to the Lender, redeem all or any portion of the Note without the consent of the Lender, at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest on the Note, to be paid to the date of redemption (the "REDEMPTION DATE") if redeemed during the 12-month period commencing on May 5, 2011 of the years set out below:

YEAR   REDEMPTION PRICE
----   ----------------
2011          105%
2012        103.3%
2013        101.7%
2014          100%
2015          100%

     (b) Notwithstanding subsection (a) above, the Issuer may, at its option, redeem all, but not less than all, of this Note at any time upon not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of the principal amount outstanding under this Note plus accrued and unpaid interest to the Redemption Date, during any period that, for U.S. federal income tax purposes, the Issuer (i) is not, or would not be, in the opinion of U.S. nationally recognized tax counsel, permitted to deduct all or a substantial portion of the interest payable on this Note from its income; or (ii) is required to withhold or deduct any amount for or on account of taxes from any amounts paid or credited under or with respect to this Note.

     (c) Upon the occurrence of a direct or indirect Change of Control of the Issuer, the Issuer shall, upon no less than 10 Business Days written notice to the Lender and not more than 30 days' written notice to the Lender, offer to redeem this Note at a redemption price (expressed as a percentage of principal amount) of 101%, plus accrued and unpaid interest on this Note, to be paid at the Redemption Date. If the Lender provides written notice to the Issuer within 10 Business Days that it is accepting the Issuer's offer to redeem, then the Issuer shall proceed to provide a Redemption Notice (as defined below) and to redeem this Note on the same basis as is hereinafter provided for a redemption of this Note pursuant to Section 3.1(a) or (b), mutatis mutandis.

     (d) The election of the Board of Directors to make a redemption pursuant to subsection (a) or (b) above shall be evidenced by a resolution of the Board of Directors adopted no more than 60 days prior to the Redemption Date indicating the principal amount of Note to be redeemed (the "REDEMPTION AMOUNT").

     (e) The Redemption Amount will be payable upon presentation and surrender of the Note to the Issuer.

     (f) Notice of redemption of all or a portion of the principal amount of the Note shall be given to the Lender at least 10 days prior to the Redemption Date (the "REDEMPTION NOTICE"). Such Redemption Notice shall be irrevocable and shall specify the aggregate principal amount of Note called for redemption, the Redemption Date, the Redemption Amount, and, if less than the full amount of the Note is to be redeemed, the identification (and in the case of partial redemption, the respective principal amount) of the Note to be redeemed and shall state that interest upon the principal amount of Note called for redemption shall cease to be payable from and after the Redemption Date.

     (g) Upon a Redemption Notice being given in accordance with Section 3.1(f), the Redemption Amount with respect to the Note shall be and become due and payable on the Redemption Date specified in such notice and with the same effect as if it were the Maturity Date of the Note, the provisions hereof notwithstanding, and, from and after such Redemption Date, interest shall cease, unless payment of the Redemption Amount shall not be made on presentation for surrender of the Note on or after the Redemption Date.

     (h) Upon all or a portion of the principal amount of the Note being called for redemption as provided for herein, the Issuer shall pay to the Lender, on the Redemption Date, such sums as are sufficient to pay the Redemption Amount of the Note which are to be redeemed on such Redemption Date (less any tax in effect as of the Issue Date of the Note required to be deducted therefrom, if any).

3.2  NO OTHER PREPAYMENT, REPURCHASE OR REDEMPTION

     Except as provided in this Article III or Section 5.6, or upon the occurrence of an Event of Default, the Note will not be purchased by the Issuer, repaid or redeemed at the option of the Issuer or the Lender prior to the Maturity Date.

                                   ARTICLE IV
                            SUBORDINATION OF THE NOTE

4.1  AGREEMENT TO SUBORDINATE

     The Issuer and each of the Guarantors covenants and agrees, and the Lender, by its acceptance of this Note, likewise agrees, that the payment of the principal of, premium, if any, and interest on the Note and payment under the Guarantee Agreement are hereby expressly subordinated, to the extent and in the manner set forth in this Article IV, in right of payment to the prior indefeasible payment in cash in full of all Senior Indebtedness.

4.2  DISTRIBUTION ON INSOLVENCY OR WINDING-UP

     In the event of (i) any insolvency or bankruptcy case or proceeding (including proceedings under the U.S. Bankruptcy Code, including Chapter 11 and Chapter 7 proceedings, or other laws of similar application), or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith relative to the Issuer or any of the Guarantors or to their creditors, as such, or to any of their assets, (ii) any liquidation, dissolution or other winding-up of the Issuer or any of the Guarantors, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or (iii) any assignment for the benefit of creditors or any other marshalling of assets and liabilities of the Issuer or any of the Guarantors (any of the foregoing events in clauses (i), (ii), or (iii), a "PROCEEDING"), then and in any such event:

     (a) the holders of all Senior Indebtedness shall be entitled to receive payment in full in cash of all amounts due or to become due on or in respect of the principal thereof, the premium, if any, and the interest thereon (including interest accruing after the commencement of any such Proceeding at the rate specified in the instrument or agreement evidencing the Senior Indebtedness, whether or not such interest is an allowable claim in any such Proceeding), any make-whole amounts, indemnity payments and any other amounts payable before the Lender is entitled to receive any payment, including any payment or distribution which may be payable or deliverable by reason of payment of any other Debt of the Issuer subordinated to the payment of the Note or the Guarantee Agreement, by set-off or otherwise, upon the principal of, premium, if any, or interest on the Note from the Issuer;

     (b) any payment or distribution of assets of the Issuer or any of the Guarantors of any kind or character, whether in cash, property or securities, by set-off or otherwise, to which the Lender would be entitled except for the provisions of this Article IV (other than in the event any payment or distribution in the form of equity securities or Subordinated Indebtedness securities of the Issuer or any of the Guarantors or any successor obligor with respect to Senior Indebtedness provided for by a plan of reorganization or readjustment that, in the case of any such Subordinated Indebtedness securities, are (i) subordinated in right of payment to all Senior Indebtedness that may at the time be outstanding to the same extent as, or to a greater extent than, the Note or the Guarantee Agreement, as applicable, are subordinated to the Senior Indebtedness as provided in this Article IV), (ii) do not contain negative or affirmative covenants more burdensome on the Issuer or any of its Subsidiaries than those set forth herein, (iii) do not contain any maintenance or similar covenants (but for certainty, negative and affirmative covenants permitted under the foregoing clause (ii) that are consistent with the debt incurrence and other covenants contained herein shall be permitted), and (iv) do not mature, or require mandatory prepayments or redemptions, earlier than the date one year after the final maturity of any Indebtedness issued to the holders of the Senior Indebtedness in such Proceeding), shall be paid by the Person making such payment or distribution, whether the liquidator, agent or other agent or a trustee in bankruptcy or a receiver or otherwise, directly to the holders of all Senior Indebtedness or their representative or to the trustee under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to pay in full in cash all Senior Indebtedness remaining unpaid after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness in respect thereof;

     (c) in the event that, notwithstanding the foregoing, any payment or distribution of assets of the Issuer or any of the Guarantors of any kind or character, whether in cash, property or securities, shall be received by the Lender before all Senior Indebtedness is paid in full in cash (other than any payment of the character described in the parenthetical clause in Section 4.2(b) above), then such payment or distribution shall be held in trust for the benefit of, and shall be paid over in cash (payable by cheque) to, the holders of such Senior Indebtedness or their representative or to the trustee under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full in cash after giving effect to any concurrent payment or distribution to or for the holders of such Senior Indebtedness in respect thereof; and

     (d) if the Lender shall have failed to file claims or proofs of claim with respect to the Note or the Guarantee Agreement in any Proceeding of the type referred to in the first sentence of this Section 4.2 earlier than five days prior to the deadline for any such filing, the Lender hereby appoints and empowers any administrative agent or collateral agent in any case for the holders of Senior Indebtedness (the "SENIOR INDEBTEDNESS AGENT") to file such claims or proofs of claim; provided that the Senior Indebtedness Agent shall have no obligation to file any such claim on behalf of the holders of the Senior Indebtedness. Absent any such failure to file, the Lender shall have and continue to have full and absolute discretion over the filing of such claims in any manner and in substance as the Lender may determine in its sole discretion. For so long as a credit agreement or similar loan facility shall constitute a Senior Facility hereunder, the agent for the credit agreement or loan facility with the greatest dollar commitment shall be the sole "Senior Indebtedness Agent" hereunder.

     Upon any payment or distribution of assets of the Issuer or any of the Guarantors referred to in this Article IV, the Lender shall be entitled to call for and to act and rely upon a certificate, addressed to the Lender, of the Senior Indebtedness Agent, for the purpose of ascertaining the holders of the Senior Indebtedness, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article IV.

4.3  SUBROGATION OF NOTES; NO IMPAIRMENT

     (a) Subject to the indefeasible payment in full in cash of all Senior Indebtedness, the rights of the Lender shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of the Issuer or any of the Guarantors made in respect of and on account of Senior Indebtedness, to the extent of the application thereto of monies or other assets which would have been received by the Lender but for the provisions of this Article IV, until the principal amount of, premium, if any, and interest on the Note shall be paid in full. No payment or distribution of assets of the Issuer to the holders of Senior Indebtedness pursuant to this
          Article IV shall, as between the Issuer, its creditors, and the Lender, be deemed to be a payment by the Issuer or any of the Guarantors to the holders of Senior Indebtedness, it being understood that the provisions of this Article IV are, and are intended, solely for the purpose of defining the relative rights of the Lender, on the one hand, and the holders of the Senior Indebtedness, on the other hand.

     (b) Nothing contained in this Article IV or elsewhere herein or in the Guarantee Agreement is intended to or shall impair, as between the Issuer or any of the Guarantors, as applicable, and any of their creditors (other than the holders of Senior Indebtedness and the Lender), the obligations of the Issuer hereunder or of the Guarantors under the Guarantee Agreement, in all cases, which are unconditional and absolute, to pay to the Lender the principal amount of and interest on the Note, as and when the same shall become due and payable in accordance with their terms, or to affect the relative rights of the Lender and creditors of the Issuer or the Guarantors, as applicable, other than the holders of the Senior Indebtedness, nor shall anything herein or therein prevent or restrict the Lender from exercising all remedies otherwise permitted hereby and by Law upon default hereunder or under the Guarantee Agreement, subject to the rights, if any, under this Article IV, of the holders of a majority in interest of the Senior Indebtedness upon the exercise of any such remedy.

4.4  NO PAYMENT TO THE LENDER IF SENIOR INDEBTEDNESS DUE OR IN DEFAULT

     (a) In addition to the terms and conditions of Section 4.2 hereof and notwithstanding any other provision herein, in the event that any payment of the Senior Indebtedness is not paid when due or upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, then, all Senior Indebtedness then due shall first be paid in full in cash, or shall first have been duly provided for in full, before any payment (by purchase of the Note or otherwise) on account of the principal amount of, premium, if any, and interest on the Note or any payment under the Guarantee Agreement is made or accepted or retained by the Lender.

     (b) Upon written notice by the Senior Indebtedness Agent to the Issuer and the Lender of the occurrence of a Senior Event of Default (other than payment events of default contemplated by Section 4.4(a) above and any and all of the events contemplated by Section 4.2 above) with respect to any Senior Indebtedness, then, unless and until such Senior Event of Default shall have been cured or waived or shall have ceased to exist, no payment (by purchase of Note, redemption or otherwise) shall be made by the Issuer with respect to the principal of, premium, if any, or interest on the Note or by the Guarantors under the Guarantee Agreement, during the period commencing on the date that the Issuer and the Lender receive such a written notice from the Senior Indebtedness Agent and ending on the earlier to occur of (1) the date which is 179 days after receipt of such written notice, (2) the date on which such Senior Event of Default has been cured or waived or shall cease to exist, and (3) the date on which written notice terminating such payment blockage is received by the Issuer and the Lender from the Senior Indebtedness Agent; provided that in any 360-day consecutive period, irrespective of the number of such Senior Events of Default during such period, payment blockages may be in effect for no more than 179 days in the aggregate.

     (c) In the event that, notwithstanding the foregoing provisions of Sections 4.4(a) and (b), the Issuer shall make any payment of principal, premium, if any, or interest on the Note or the Guarantors shall make any payment under the Guarantee Agreement in violation of such Sections, then, except as hereinafter otherwise provided, unless and until such violations shall have been cured or waived or shall have ceased to exist, such payments shall be held in trust for the benefit of and shall be paid over to the Senior Indebtedness Agent as collateral and/or for application to the payment of all Senior Indebtedness due and owing and remaining unpaid until all such Senior Indebtedness shall have been paid in full in cash, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness in respect thereof.

     (d) The fact that any payment which is required to be made hereunder, or the Guarantee Agreement is prohibited or delayed by this Section 4.4 shall not prevent the failure to make such payment from being an Event of Default hereunder.

     (e) The Issuer shall not grant and the Lender shall not be entitled to receive any mortgage, charge, hypothec, assignment, pledge or other security interest against any of the property, assets or undertaking of the Issuer or any of its Subsidiaries or Affiliates (including the Guarantors) without the prior written consent of the holders of the Senior Indebtedness.

4.5  PAYMENT OF THE NOTE PERMITTED; REQUIREMENT TO PAY OVER DISTRIBUTIONS

     (a) Nothing contained herein shall prevent the Issuer at any time, except under the conditions described in Section 4.4 or during the pendency of any Proceedings referred to in Section 4.2, from making payments at any time of the principal of, premium, if any, or interest on the Note; and

     (b) If any payment or distribution of assets of the Issuer or any of the Guarantors of any kind or character, whether in cash, property or securities, shall be received by the Lender that because of this
          Article IV should not have been made to the Lender, then such payment or distribution shall be held in trust for the benefit of, and shall be paid over in cash (payable by cheque) to, the holders of such Senior Indebtedness or their representative or to the trustee under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full in cash after giving effect to any concurrent payment or distribution to or for the holders of such Senior Indebtedness in respect thereof.

4.6  SUBORDINATION NOT TO BE IMPAIRED

     No right of any present or future holder of any Senior Indebtedness to enforce the subordination as provided for in the preceding provisions of this
Article IV shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Issuer or by any act or failure to act, in good faith, by any such holder, or by any non-compliance by the Issuer with the terms, provisions and covenants provided herein or by the Guarantors under the Guarantee Agreement regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

4.7  OBLIGATIONS CREATED BY ARTICLE IV

     Each of the Issuer, the Guarantors and the Lender agrees that:

     (a)  each holder of Senior Indebtedness may accept the benefit of this
          Article IV on the terms and conditions set forth in this Article IV by giving or continuing credit to the Issuer or others or by acquiring Senior Indebtedness, in each case without notice to the Lender and without establishing actual reliance on this Article IV; and

     (b) each obligation created by this Article IV is created for the benefit of, and may be enforced by, the holders of Senior Indebtedness and is hereby declared to be created in trust for those holders by the Issuer and the Lender and shall be binding on the Issuer, the Guarantors and the Lender.

4.8  NO SET-OFF

     Each of the Issuer and the Lender agrees that it shall have no rights of set-off or counterclaim with respect to the principal of, premium, if any, or interest on the Note at any time when any payment of, or in respect of, such amounts to the Lender is prohibited by this Article IV or is otherwise required to be paid to the holders of Senior Indebtedness or their representative(s) or to the trustee under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear.

4.9  AMENDMENTS TO ARTICLE IV

     Each of the Issuer and the Lender agrees not to make any changes to this
Article IV, the definition of Senior Indebtedness, or any other provisions provided herein which in any manner whatsoever prejudice the rights of the holders of Senior Indebtedness under this Article IV.

4.10 DISTRIBUTION OR NOTICE

     Whenever a distribution is to be made or a notice given to the holders of Senior Indebtedness, the distribution shall be made and the notice shall be given to the Senior Indebtedness Agent.

     Upon any payment or distribution of assets of the Issuer referred to in this Article IV, the Lender shall be entitled to rely upon any order or decree made by any court of competent jurisdiction or upon any certificate of such Senior Indebtedness Agent or of the liquidating trustee or agent or other Person making any distribution for the purpose of ascertaining the Persons entitled to participate in such distribution, the holders of the Senior Indebtedness and of other Debt of the Issuer, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article IV.

                                    ARTICLE V
                   COVENANTS OF THE ISSUER AND THE GUARANTORS

5.1  AFFIRMATIVE COVENANTS

     Each of the Issuer and the Guarantors, as the case may be, hereby covenants and agrees with the Lender that so long as the Note remains outstanding:

     (a) in the case of the Issuer, it will duly and will punctually pay and cause to be paid to the Lender the principal of, premium, if any, and any interest accrued under the Note at the dates and places, in the currency and in the manner prescribed herein;

     (b) in the case of a Guarantor, it will execute and deliver to the Lender the Guarantee Agreement and cause the Guarantee Agreement to remain in full force and effect for the benefit of the Lender, and each such Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Subsidiary without rendering the Guarantor insolvent or the Guarantee, as it relates to such Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally;

     (c) it will cause any new Subsidiaries of the Issuer or any Guarantor (or any Subsidiary of the Issuer that becomes a guarantor of the Senior Credit Facility) to execute and deliver to the Lender a Guarantee Agreement on the basis described in Subsection 5.1(b);

     (d) except as otherwise contemplated by Article VIII (in the case of the Issuer), it will maintain its existence and carry on and conduct and cause to be carried on and conducted its business in a proper, efficient and business-like manner and in accordance with good business practice;

     (e)  it will keep proper books of account in accordance with GAAP;

     (f) it will furnish the Lender at its request, with copies of (i) consolidated quarterly and annual audited financial statements prepared by Cinram International Income Fund, and

          (ii) copies of Segmented Financial Statements, in each case prepared in accordance with GAAP. All such quarterly statements shall be provided to the Lender within 45 days of the end of each of the first three fiscal quarters of the Issuer in each fiscal year, and such annual statements shall be provided to Lender within 90 days of the end of each fiscal year of the Issuer;

     (g) within 120 days of the Issuer's fiscal year end, the Issuer will furnish the Lender with a certificate as to the absence of any Default or Event of Default;

     (h) it will notify the Lender in writing promptly upon becoming aware of any Default or Event of Default hereunder and specify what action it is taking or proposing to take with respect thereto;

     (i) it will give to the Lender written notice, including reasonably detailed particulars, of any action, suit or proceeding, commenced against the Issuer or the Guarantors or any of their Material Subsidiaries before any Governmental Entity which could reasonably be expected to result in any material adverse change in the business, operations, prospects, assets or condition, financial or otherwise, of the Issuer, on a consolidated basis;

     (j) it will keep at all times all of its properties which are of an insurable nature insured against loss or damage with reputable insurers to the extent that property of similar character is usually so insured by companies similarly situated and owning like properties in accordance with good business practice;

     (k) it will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all material taxes, assessments and governmental charges levied or imposed upon the Issuer or any of the Guarantors, as the case may be, or upon the income, profits or property of the Issuer or any of the Guarantors, as the case may be, and (ii) all material and lawful claims for labour, materials and supplies which, if unpaid, might by Law become a Lien upon the property of the Issuer or any of the Guarantors, as the case may be; provided, however, that the Issuer and the Guarantors shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings;

     (l) it will comply in all material respects with all Laws applicable to its respective properties or any part thereof or to the operation of its business (including, without limitation, Environmental Laws), in any case, the non-compliance with which could reasonably be expected to have a material adverse effect on the business, operations, prospects, assets or condition, financial or otherwise, of the Issuer, on a consolidated basis; and

     (m) it will do, observe and perform or cause to be done, observed or performed all of its respective obligations, under all agreements, leases, contracts and indentures, in each case where non-compliance could reasonably be expected to give rise to a material adverse affect on the business, operations, prospects, assets, or condition, financial or otherwise of the Issuer, on a consolidated basis.

5.2  NEGATIVE COVENANTS

     The Issuer and each of the Guarantors hereby covenants and agrees with the Lender that so long as the Note remains outstanding, the Issuer and each of the Guarantors shall not, and shall not permit any of their Subsidiaries to:

     (a) cease to carry on, in any material respect, the Business or make any material change in the nature of the Business;

     (b) contract, create, Incur, assume or suffer to permit to exist any Lien with respect to its property of any kind (including, without limitation, Equity Interests), whether real or personal, tangible or intangible and whether now owned or hereafter acquired, except for Permitted Liens; or

     (c) with respect to the Issuer or any Guarantor, create or acquire any Subsidiary organized under the laws of the United States or any state or territory thereof unless such Subsidiary shall have executed and delivered a Guarantee Agreement.

5.3 LIMITATION ON INCURRENCE OF DEBT AND ISSUANCE OF DISQUALIFIED STOCK AND PREFERRED STOCK

     (a) The Issuer and each Guarantor hereby covenants and agrees with the Lender that so long as the Note remains outstanding, the Issuer and each Guarantor shall not, and shall not permit any of their Subsidiaries to, directly or indirectly, Incur any Debt or issue any shares of Disqualified Stock or Preferred Stock; provided, however, that the Issuer and each Guarantor and any of their Subsidiaries may Incur Debt or issue any shares of Disqualified Stock or Preferred Stock if the Debt-to-EBITA Ratio at the end of the most recently ended full fiscal quarter of the Issuer, the Guarantors and their Subsidiaries on a consolidated basis for the most recently ended four full fiscal quarters of the Issuer for which internal financial statements are available immediately preceding the date on which such additional Debt is Incurred or such Disqualified Stock or Preferred Stock is issued would have been less than 6.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Debt had been Incurred or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

     (b)  The limitations set out in Section 5.3(a) shall not apply to:

          (i) Debt Incurred in respect of the Senior Credit Facility in the aggregate principal amount outstanding not to exceed US$978 million; provided that notwithstanding the foregoing, (A) not more than US$684 million may be Incurred in reliance on this
               Section 5.3(b)(i) by means of the Issuer and the Guarantors having the right to make drawings under the Senior Credit Facility, (B) the remaining US$294 million of such US$978 million amount available in reliance on this Section 5.3(b)(i) may only be Incurred by way of the Issuer and the Guarantors providing a Guarantee in respect of obligations of Affiliates under the Senior Credit Facility other than the Issuer and the Guarantors and (C) for purposes of determining usage of this Section 5.3(b)(i), amounts incurred under the "REVOLVING CREDIT COMMITMENTS" (as defined under the Senior Credit Facility in effect on the date hereof) shall be deemed to have been Incurred under this Section 5.3(b)(i) on the date hereof, and shall be deemed to remain outstanding under this Section 5.3(b)(i) for so long as such Revolving Credit Commitments remain outstanding, notwithstanding that such amounts may be drawn or repaid on a later date;

          (ii) Debt Incurred in respect of the GE Facility in the aggregate amount outstanding not to exceed US$11,500,000;

          (iii) Debt of the Issuer or any Guarantor to the Issuer or any Guarantor;

          (iv) Debt represented by the Note issued on the Closing Date;

          (v) Debt, Disqualified Stock or Preferred Stock existing on the Closing Date;

          (vi) Debt arising from agreements of the Issuer, any of the Guarantors or their Subsidiaries providing for indemnification, adjustment of purchase price, earn out or similar obligations, in each case, Incurred in connection with the acquisition or disposition of any business, assets or a Subsidiary of the Issuer or a Guarantor or any of their Subsidiaries in accordance with the terms of the Note, other than guarantees of Debt Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

          (vii) obligations under Hedge Agreements entered into in the ordinary course of business and not for speculative purposes;

          (viii) Debt which is exchanged for or the proceeds of which are used to refinance or refund, or any extension or renewal of, Debt outstanding on the date hereof (for certainty, not including the Note) or permitted to be Incurred pursuant to this Section 5.3(b) (a "REFINANCING") in an aggregate principal amount not to exceed the principal amount of the Debt so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Debt so refinanced or the amount of any premium reasonably determined by the Issuer or a Guarantor, as the case may be, as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the fees and expenses of the Issuer or such Guarantor, as the case may be, Incurred in connection with such refinancing and on commercially reasonable terms as determined in good faith by the board of directors of the Issuer or Guarantor, as applicable; provided, however, that Debt the proceeds of which are used to refinance the Debt of the Issuer or a Guarantor which is pari passu with or subordinate in right of payment to the Note or to such Guarantor's obligations under the Guarantee Agreement, as applicable, shall only be permitted if (x) in the case of any refinancing of Debt of the Issuer or such Guarantor which is pari passu to the Note or to such Guarantor's obligations under the Guarantee Agreement, the refinancing Debt is Incurred by the issuer of the refinanced Debt and made pari passu to the Note or to such Guarantor's obligations under the Guarantee Agreement, as applicable, or subordinated to the Note or to such Guarantor's obligations under the Guarantee Agreement, as applicable, and (y) in the case of any refinancing of Debt of the Issuer or a Guarantor which is subordinated to the Note or to such Guarantor's obligations under the Guarantee Agreement, as applicable, the refinancing Debt is Incurred by the issuer of the refinanced Debt and is subordinated to the Note or to such Guarantor's obligations under the Guarantee Agreement, as applicable, at least to the same extent as the Debt being refinanced;

          (ix) any Guarantee by the Issuer or a Guarantor or any of their Subsidiaries of Debt permitted to be Incurred by the terms of this Note;

          (x) Debt of Persons that are acquired by the Issuer or any of the Guarantors or merged into the Issuer or a Guarantor; provided, however, that such Debt is not

               Incurred in contemplation of such acquisition or to provide all or a portion of the funds or credit support required to consummate such acquisition or merger; provided further, however, that after giving effect to such acquisition and the Incurrence of such Debt on a pro forma basis, the Issuer or Guarantor, as the case may be, would be permitted to Incur at least $1.00 of additional Debt pursuant to this Section 5.3;

          (xi) Debt arising from the honouring by a bank or other financial institution of a cheque, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business; provided, however, that such Debt is extinguished within five business days of incurrence;

          (xii) Purchase Money Obligations, Capital Lease Obligations or Debt Incurred in respect of the acquisition of a business where the aggregate principal amount of such Debt is limited to the purchase price of such business, provided that all such Debt does not exceed in the aggregate US$60 million at any time outstanding;

          (xiii) the Incurrence by the Issuer or a Guarantor of Debt constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers' compensation claims or self-insurance, or other Debt with respect to reimbursement type obligations regarding workers' compensation claims or self insurance; provided, however, that, in each case, upon the drawing of such letters of credit or the incurrence of such Debt, such obligations are reimbursed within 30 days following such drawing or incurrence; and

          (xiv) the Incurrence by the Issuer or any Guarantor of additional Debt that does not otherwise meet the criteria of any of the categories of permitted Debt described in clauses 5.3(b)(i) through 5.3(b)(xiii) above in an aggregate amount (or accreted value, as applicable) at any time outstanding not to exceed US$50 million.

5.4  TRANSACTIONS WITH AFFILIATES

     Each of the Issuer and the Guarantors, as the case may be, hereby covenants and agrees with the Lender that so long as the Note remains outstanding, the Issuer shall not, and shall not permit any of the Guarantors to:

     (a) directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of their properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an "AFFILIATE TRANSACTION") involving aggregate consideration in excess of US$5 million, unless:

          (i) such Affiliate Transaction is on terms that are not materially less favourable to the Issuer or the relevant Guarantor than those that could have been obtained in a comparable transaction by the Issuer or such Guarantor with an unrelated Person; and

          (ii) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of US$25 million, the Issuer delivers a resolution adopted by the majority of the Board of Directors, approving such Affiliate Transaction and a Certificate of the Issuer certifying that such Affiliate Transaction complies with clause 5.4(a)(i) above.

     (b)  The provisions of Section 5.4(a) shall not apply to the following:

          (i)  Permitted Investments and Restricted Payments permitted by
               Section 5.5;

          (ii) the payment of reasonable Management Fees and reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, managers (other than direct or indirect majority shareholders), trustees, employees or consultants of the Issuers or any Subsidiary;

          (iii) transactions in which the Issuer or Guarantor, as the case may be, delivers a letter to the Lender from an Independent Financial Advisor stating that such transaction is fair to the respective Issuer or Guarantor from a financial point of view or meets the requirement of Section 5.4(a)(i) (provided that the requirements of Section 5.4(a)(ii) must be met, if applicable);

          (iv) payments or loans to employees or consultants in the ordinary course of business which are approved by a majority of the Board of Directors in good faith;

          (v) any agreement in effect as of the Closing Date or any amendment thereto (so long as any such amendment is not disadvantageous to the Lender in any material respect) or any transaction contemplated thereby;

          (vi) the existence of, or the performance by the Issuer or any Guarantor of their respective obligations under the terms of, any shareholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Closing Date and any similar agreements (including any operating agreements or limited partnership agreements) that it may enter into thereafter; provided, however, that the existence of performance by the Issuer or any Guarantor of any of their respective obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Closing Date shall only be permitted by this clause (vi) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Lender in any material respect;

          (vii) any employment agreement or other compensation arrangements or agreements entered into by the Issuer or any Guarantor in the ordinary course of business of the Issuer or such Guarantor;

          (viii) transactions between or among the Issuer and any of its Subsidiaries;

          (ix) transactions with a Person that is an Affiliate of the Issuer or any of its Subsidiaries solely because the Issuer or one or more of its Subsidiaries owns an Equity Interest in, or Controls, such Person;

          (x) the provision of any Guarantee of or collateral securing any Senior Credit Facility or any transaction to enable or facilitate the making of a payment of any

               Senior Indebtedness in respect of any Senior Credit Facility when such payment is owing in accordance therewith but, for certainty, subject to the continued applicability of Section 5.3;

          (xi) transactions consisting of performance by an Affiliate at cost, without profit or mark-up, of obligations of the Issuer or a Subsidiary to third parties; and

          (xii) issuances of Equity Interests (other than Disqualified Stock) to Affiliates of the Issuer.

5.5  LIMITATION ON RESTRICTED PAYMENTS

     (a) The Issuer and each Guarantor will not, and will not permit any of their respective Subsidiaries to directly or indirectly declare, pay or make any Distributions, or make any Restricted Investment (collectively, "RESTRICTED PAYMENTS") unless, at the time of such Restricted Payment:

          (i) no Default or Event of Default will have occurred and be continuing or would occur as a consequence thereof;

          (ii) such Restricted Payment, together with the aggregate amount (without duplication for intercompany amounts paid by any Subsidiary, any Guarantor or the Issuer to any other Subsidiary, Guarantor or the Issuer) of all other Restricted Payments made by the Issuer and the Guarantors and their respective Subsidiaries after the Closing Date (including Restricted Payments permitted by clauses (i), (v), and (vi) of Section 5.5(b), but not including all other Restricted Payments permitted by Section 5.5(b)), is less than the sum of, without duplication:

               (A) 100% of the Excess Cash of the Issuer (determined on a consolidated basis for the Issuer, the Guarantors and all of their Subsidiaries, without duplication) for the period (taken as one accounting period) commencing on the first date of the fiscal month in which the Closing Date occurs to the end of the Issuer's most recently-ended fiscal month at the time of such Restricted Payment, plus

               (B) 100% of the aggregate net cash proceeds or property, other than cash, but only when and to the extent that such property is converted to cash, in each case received by the Issuer after the Closing Date from the issue or sale of Equity Interests of the Issuer or the Guarantors excluding Refunding Capital Stock (as defined herein), including Equity Interests issued upon conversion of Debt or upon exercise of warrants or options (other than an issuance or sale to a Subsidiary of the Issuer or a Guarantor), plus

               (C) 100% of the aggregate amount of contributions to the capital of the Issuer received in cash or property, other than cash, but only when and to the extent that such property is converted to cash, in each case received by the Issuer as a contribution to capital since the Closing Date excluding Refunding Capital Stock (as defined herein), plus

               (D) 100% of the aggregate amount received in cash or property, other than cash, but only when and to the extent that such property is converted to cash, in each case received since the Closing Date from the sale or other disposition

                    (other than to the Issuer, the Guarantors or a Subsidiary) of Restricted Investments made by the Issuer and any of its respective Subsidiaries and from repurchases and redemptions of such Restricted Investments from the Issuer and of its respective Subsidiaries by any Person (other than the Issuer, the Guarantors or any such Subsidiary) and from repayments of loans or advances which constituted Restricted Investments; and

          (iii) immediately after giving effect to such Restricted Payment on a pro forma basis, the Issuer would be entitled to incur $1.00 of additional Debt pursuant to the Debt-to-EBITA Ratio test set forth in Section 5.3(a).

     (b)  The provisions of Section 5.5(a) shall not prohibit:

          (i) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have been permitted under the provisions of this Note;

          (ii) (A) the repurchase, retirement or other acquisition of any Equity Interests ("RETIRED CAPITAL STOCK") or Pari Passu Indebtedness of the Issuer in exchange for, or out of the proceeds of the substantially concurrent sale of, Equity Interests of the Issuer, any Guarantor or any of their Subsidiaries or contributions to the equity capital of the Issuer, any Guarantor or any of their Subsidiaries (other than to a Subsidiary of the Issuer or any Guarantor or to an employee stock ownership plan or any trust established by the Issuer, any Guarantor or any of their Subsidiaries) (collectively, including any such contributions, "REFUNDING CAPITAL STOCK"), and (B) the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Issuer or any Guarantor or to an employee stock ownership plan or any trust established by the Issuer, any Guarantor or any of their Subsidiaries) of Refunding Capital Stock;

          (iii) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Issuer or any Guarantor issued or Incurred in accordance with
               Section 5.3 hereof;

          (iv) the declaration and payment of dividends or distributions to holders of any class of Preferred Stock issued in accordance with
               Section 5.3 hereof;

          (v) other Restricted Payments in an aggregate amount not to exceed US$15 million for any fiscal year of the Issuer;

          (vi) dividends or distributions solely in the form of Equity Interests or repurchases of Equity Interests which may be deemed to occur upon exchange or exercise of other outstanding Equity Interests;

          (vii) the redemption, repurchase or other acquisition for value of Capital Stock of the Issuer representing fractional shares of such Capital Stock in connection with a merger, consolidation, amalgamation or other combination involving the Issuer;

          (viii) payments made by a non-Wholly Owned Subsidiary on a pro rata basis to minority holders of the Capital Stock of such Subsidiary; and

          (ix) any Restricted Payment made in connection with the transactions as described in the Circular.

          provided, however, that at the time of and after giving effect thereto, other than any Restricted Payment permitted by clauses (ii),
          (vii) and (ix), no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof. It is understood and agreed that the term "Restricted Payment" shall not include a payment by the Issuer or any of its Subsidiaries under any guaranty by the Issuer or any of its Subsidiaries of Senior Indebtedness.

5.6  RESTRICTIONS ON DISPOSITION OF ASSETS

     (a) Without limiting the generality of Section 8.1 (which shall govern in the case of a sale or transfer by the Issuer of all or substantially all of its undertaking, property or assets), the Issuer and the Guarantors shall not make any Asset Disposition unless:

          (i) the Issuer or such Guarantor (as applicable) receives consideration (including by way of relief from, or by any other Person or group of Persons assuming sole responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Disposition at least equal to the Fair Market Value of the shares and assets subject to such Asset Disposition, and

          (ii) at least 75% of the consideration received in the Asset Disposition by the Issuer or Guarantor is in the form of Cash Equivalents, provided that the amount of:

               (A) any liabilities (as shown on the Issuer's or Guarantor's most recent balance sheet or in the notes thereto) of the Issuer or the Guarantor that are assumed by the transferee of any such assets shall be deemed to be Cash Equivalents for the purposes of this provision,

               (B) any notes or other obligations or other securities received by the Issuer or Guarantor from such transferee that are converted by the Issuer or such Guarantor into Cash Equivalents within 180 days of the receipt thereof (to the extent of the cash or Cash Equivalents received) shall be deemed to be Cash Equivalents for the purposes of this provision, and

               (C) any assets received by the Issuer or Guarantor from such transferee with a Fair Market Value equal to or greater than the Fair Market Value of the assets subject to such Asset Disposition shall be deemed to be Cash Equivalents for the purposes of this provision; and

          (iii) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied within 360 days after the later of the date of such Asset Disposition or the receipt of such Net Available Cash:

               (A) first, to the extent the Issuer or the Guarantor (as applicable) elects (or is required by the terms of any Senior Indebtedness), to prepay, repay, purchase, repurchase, redeem, retire, defease or otherwise acquire for value any Senior Indebtedness (including any such payment under a guaranty by the Issuer or any Guarantor of any Senior Indebtedness) in accordance with the terms thereof;

               (B) second, to the extent of the balance of Net Available Cash after any application in accordance with clause (A), to the extent the Issuer or the Guarantor (as applicable) elects, to reinvest in the Business; and

               (C) third, to the extent of the balance of such Net Available Cash after any application in accordance with clauses (A) and (B), to make an offer to purchase the Note (or a pro-rata portion thereof) pursuant to and subject to the conditions of Section 5.6(b); provided, however, that in the event that, at the time of such Asset Disposition, the terms of any Senior Indebtedness or the subordination provisions contained in Article IV restrict or prohibit the repurchase of the Note pursuant to this Section 5.6, then prior to the mailing of the notice to the Lender provided for in Section 5.6(b), but in any event within 30 days following any Asset Disposition, the Issuer shall exercise commercially reasonable efforts to obtain the requisite consent under the agreements governing such Senior Indebtedness, to permit the repurchase of the Note (or a pro-rata portion thereof) as provided for in this Section 5.6; provided further that in connection with any prepayment, repayment, purchase, repurchase, redemption, retirement, defeasance or other acquisition for value of Senior Indebtedness pursuant to clause (A) above, the Issuer or the Guarantor (as applicable) shall retire such Senior Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid, purchased, repurchased, retired, defeased or otherwise acquired for value. Notwithstanding the foregoing provisions of this Subsection 5.6(a)(iii)(C), the Issuer and the Guarantors shall not be required to apply any Net Available Cash in accordance with this Section 5.6 except to the extent that the aggregate Net Available Cash from all Asset Dispositions that is not applied in accordance with this Section 5.6 exceeds US$15 million.

     (b) Within 30 days following any Asset Disposition and the expiry of the 360-day period contemplated in Section 5.6(a)(iii) above, without the application of the Net Available Cash as contemplated in (A) and (B) therein (or earlier, if the Issuer so elects), the Issuer or the Guarantor (as applicable) shall mail a notice to the Lender (the "DISPOSITION OFFER") stating:

          (i) that an Asset Disposition has occurred and that the Lender has the right to require the Issuer or the Guarantor (as applicable) to purchase all or a portion of the Note at a purchase price in cash equal to the lesser of: (i) 105% of the principal amount, and (ii) the redemption price at such date applicable to an optional redemption, plus accrued and unpaid interest, if any, to but not including the date fixed for the closing of such offer;

          (ii) the circumstances and relevant facts and financial information regarding such Asset Disposition;

          (iii) the repurchase date (which shall be no earlier than 25 days nor later than 60 days from the date such notice is mailed); and

          (iv) the instructions determined by the Issuer or the Guarantor (as applicable), consistent with this Section 5.6, that the Lender must follow in order to have the Note (or portion thereof) purchased.

     Such notice shall be irrevocable.

     (c) Not later than the date upon which written notice of a Disposition Offer is delivered to the Lender as provided above, the Issuer or the Guarantor (as applicable) shall deliver to the Lender a Certificate stating:

          (i)  the amount of the Disposition Offer,

          (ii) the allocation of the Net Available Cash from the Asset Disposition pursuant to which such Disposition Offer is being made, and

          (iii) the compliance of such allocation with the provisions of this
               Section 5.6.

     Concurrently with the delivery of such notice:

          (iv) the amount of the Disposition Offer shall be and become due and payable on the repurchase date specified in such notice and with the same effect as if it were the Maturity Date of the Note, and, from and after such repurchase date, interest shall cease, unless payment of the repurchase amount shall not be made on presentation for surrender of the Note on or after the Redemption Date, and

          (v) the Issuer or the Guarantor (as applicable) shall pay, on the applicable repurchase date, such sums as are sufficient to pay the amount of the Disposition Offer of the Note which are to be repurchased on such date (less any tax required to be deducted, if any).

     (d) On the repurchase date, the Note to be purchased by the Issuer or the Guarantor (as applicable) under this Section 5.6 shall be delivered to the Issuer for cancellation, and the Issuer or the Guarantor (as applicable) shall pay the purchase price plus accrued and unpaid interest, if any, to the Lender. If less than the full principal amount of the Note is repurchased, a replacement Note will be issued concurrently at such time by the Issuer to the Lender for the remaining principal amount outstanding and the Note shall contain the terms set out herein.

     (e) The Issuer and the Guarantors shall comply, to the extent applicable, with the requirements of any applicable laws and any required regulatory approvals (including, without limitation, applicable securities laws which restrict the repurchase of the Note). To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Section 5.6, the Issuer and the Guarantors shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 5.6 by virtue thereof.

5.7  DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES

     The Issuer and the Guarantors shall not, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of their respective Subsidiaries to:

     (a) (i) pay dividends or make any other distributions to the Issuers, or any of their Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (ii) pay any Debt owed to the Issuers, or any of their Subsidiaries;

     (b)  make loans or advances to the Issuer, or any of its Subsidiaries; or

     (c) sell, lease or transfer any of its properties or assets to the Issuer, or any of its Subsidiaries;

     except in each case for such encumbrances or restrictions existing under or by reason of:

               (A) contractual encumbrances or restrictions existing as of the date of this Note;

               (B)  this Note;

               (C) contractual encumbrances or restrictions existing under any Senior Credit Facility;

               (D)  applicable law or any applicable rule, regulation or order;

               (E) any agreement or other instrument relating to Debt of a Person acquired by the Issuer, or any Subsidiary that was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

               (F) any restriction with respect to a Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Subsidiary pending the closing of such sale or disposition;

               (G) Debt or Liens otherwise permitted to be Incurred hereunder that limit the right of the debtor to dispose of the assets securing such Debt;

               (H) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

               (I) customary provisions in joint venture agreements, limited partnership agreements and other similar agreements entered into in the ordinary course of business;

               (J) customary provisions contained in leases and other similar agreements entered into in the ordinary course of business;

               (K) Purchase Money Obligations not restricted by Section 5.3(b)(xii) for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (c) of this Section 5.7;

               (L) Refinancing Debt not restricted by Section 5.3(b)(viii), provided that the restrictions contained in the agreements governing such refinancing are no more restrictive, taken as a whole, than those contained in the agreements governing the Debt being refinanced; or

               (M) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses
                    (A) through (L) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgement of the Board of Directors, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

                                   ARTICLE VI
                                     DEFAULT

6.1  EVENTS OF DEFAULT

     It shall be an Event of Default if:

     (a) the Issuer defaults in any payment of the principal amount of the Note on the date when such payment is due;

     (b) the Issuer defaults in the payment of any interest due on the Note on an Interest Payment Date and such default continues for a period of 30 days;

     (c) the Issuer or a Guarantor fails to pay at maturity, or payment has been accelerated, under the provisions of any material instrument, indenture or document evidencing indebtedness by the Issuer or such Guarantor for borrowed money having a principal amount outstanding in excess of US$50 million, provided that if any such default shall be cured by the Issuer or such Guarantor or waived by the holders of the indebtedness concerned and any such acceleration of the maturity thereof shall be rescinded by such holders, then the default hereunder shall be deemed likewise to be cured or waived and any declaration that the Note is due and payable shall likewise be deemed to be cancelled;

     (d) the Issuer, a Guarantor or any of their Material Subsidiaries becomes insolvent or is generally not able to pay its debts as they become due;

     (e) the Issuer, a Guarantor or any of their Material Subsidiaries admits in writing its inability, or be generally unable, to pay its debts as they become due;

     (f) a decree or order of a court having jurisdiction is entered adjudging the Issuer, a Guarantor or any of their Material Subsidiaries a bankrupt or insolvent under any bankruptcy, insolvency, debtor's relief or analogous Laws, or issuing sequestration or process of execution against, or against any substantial part of the property of, the Issuer, a Guarantor or any of their Material Subsidiaries or appointing a receiver of, or of any substantial part of the property of the Issuer, a Guarantor or any of their Material Subsidiaries or ordering the winding-up or liquidation of the affairs of the Issuer, a Guarantor or any of their Material Subsidiaries, and any such Order continues un-stayed and in effect for a period of 60 days;

     (g) any of the Issuer, the Guarantors or any of their Material Subsidiaries (i) applies for, consents to or suffers the appointment of, or the taking of possession by, a receiver, custodian, trustee, liquidator or similar fiduciary of itself of all or substantially all of its property, (ii) makes a general assignment for the benefit of creditors, (iii) commences a voluntary case or files a petition under any bankruptcy, insolvency debtor's relief or analogous Laws, (iv) is adjudicated a bankrupt or insolvent, (vi) acquiesces to, or fails to have dismissed, within 60 days, any petition filed against it in any involuntary case under any bankruptcy, insolvency, debtor's relief or analogous Laws, or (vii) takes any action for the purpose of effecting any of the foregoing;

     (h) a resolution is passed for the winding-up or liquidation of the Issuer, a Guarantor or any of their Material Subsidiaries or if any of such Persons institutes Proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy, insolvency or similar Proceedings against it under or any other bankruptcy, insolvency debtor's relief or analogous Laws, or consents to the filing of any such petition or to the appointment of a receiver of all or substantially all of its property or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

     (i) the Issuer or a Guarantor neglects to observe or perform any other covenant or condition contained herein or the Guarantee Agreement, respectively, to be observed or performed by it and, after notice in writing has been given by the Lender to the Issuer or such Guarantor, as applicable, specifying such default and requiring the Issuer or such Guarantor, as applicable, to rectify the same, the Issuer or such Guarantor, if applicable, shall fail to rectify such default within a period of 30 days, or if such default is not capable of rectification with such 30 day period, the Issuer or such Guarantor fails to take steps to diligently cure such default within such period of 30 days and fails to rectify such default within an additional period of 30 days thereafter, or unless the Lender shall have agreed to a longer period, and in such event, within the period agreed to by the Lender;

     (j) any encumbrancer takes possession of any part of the property of the Issuer, a Guarantor or any of their Material Subsidiaries which, in the reasonable opinion of the Lender, is all or substantially all of the property of the Issuer, a Guarantor or any of their Material Subsidiaries, as applicable, or if a distress or execution or any similar process is enforced against such property and remains unsatisfied for so long as it would permit any part of such property to be sold thereunder, or if a custodian or sequestrator or a receiver or receiver and manager or any other officer with similar powers is appointed for the Issuer, a Guarantor or any of their Material Subsidiaries or for any part of the property of any such Person which, in the reasonable opinion of the Lender, is all or substantially all of such Person's property;

     (k) the Issuer or a Guarantor ceases to, in a material respect, carry on the Business except in conjunction with an internal reorganization;

     (l) a judgment or order for payment (other than judgments which are covered by enforceable insurance policies carried by solvent carriers) in excess of US$50 million is rendered against the Issuer or any Guarantor and either enforcement proceedings have been commenced or there is a period of 30 days during which a stay of proceedings is not in effect;

     (m) the Notes or any Guarantee therefor cease to be in full force and effect, except as contemplated by the terms thereof, or Issuer or any Guarantor denies or disaffirms its obligations under the Notes or any Guarantee therefor, except as contemplated by the terms thereof; or

     (n) there occurs any default under or termination or revocation of, any permit material to the Business of the Issuer and the Guarantors, if such default, revocation or termination would have a material adverse effect on the Business, taken as a whole.

6.2  ACCELERATION OF MATURITY

     Upon the occurrence of an Event of Default, the Lender may, in its discretion, by notice in writing to the Issuer, declare the principal of, premium, if any, and interest on the Note then outstanding and all other monies outstanding hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Lender, anything herein to the contrary notwithstanding, but subject always to the terms of Article IV hereof, provided that if an Event of Default specified in Sections 6.1(e), (f) or (g) shall occur, the principal, premium, if any, and interest on the Note shall automatically become immediately due and payable and the Issuer shall forthwith pay to the Lender such principal, premium, if any, accrued and unpaid interest and all other monies outstanding thereunder, together with interest at the Interest Rate on such principal, premium, if any, interest and such other monies until payment is received by the Lender. Such payment when made shall be deemed to have been made in discharge of the Issuer's obligations under the Note.

6.3  INCREASED INTEREST UPON AN EVENT OF DEFAULT

     After the occurrence and during the continuance of an Event of Default, all overdue amounts payable on the Note will bear interest at the Interest Rate plus an additional 2% per annum.

6.4  REMEDIES

     Whenever an Event of Default has occurred and is continuing the Lender may proceed to enforce its rights by any action, suit, remedy or Proceeding authorized or permitted by Law or by equity and to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have its claim lodged in any winding-up or other Proceedings relative to the Issuer.

6.5  REMEDIES NOT EXCLUSIVE

     No remedy for the enforcement of rights of the Lender under this Article VI shall be exclusive of or dependent on any other such remedy, but any one or more of such remedies may from time to time be exercised independently or in combination.

6.6  COSTS

     The Issuer shall be liable to the Lender for all costs incurred by the Lender in connection with the enforcement of rights under the Note together with interest thereon, at a rate equal to the Interest Rate, from 30 days after the date of the issuance of the invoice from the Lender to the Issuer with respect to such costs until the date payment thereof is received by the Lender.

6.7  DELAY

     No delay or omission of the Lender to exercise any remedy shall impair any such remedy or be construed to be a waiver of default hereunder or acquiescence thereto.

6.8  NO RECOURSE AGAINST OTHER PARTIES

     Except as otherwise provided by Law in the case of a shareholder of the Issuer or a member of a Guarantor, the Lender shall not have any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, member, manager, director or officer of the Issuer or Guarantor for the payment of the principal or interest under the Note or on any covenant, agreement, representation or warranty of the Issuer or Guarantor contained herein.

6.9  WAIVER OF DEFAULT

     Upon the happening of any Event of Default hereunder, the Lender may waive any Event of Default upon such terms and conditions as the Lender may specify; provided that, no act or omission of the Lender shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

                                   ARTICLE VII
                           SATISFACTION AND DISCHARGE

7.1  PAYMENT OF PRINCIPAL AMOUNT

     The principal amount and any interest due upon maturity of the Note shall be paid (less any applicable withholding tax in effect as of the Issue Date of the Note) by the Issuer to the Lender on the Maturity Date upon presentation and surrender of the Note by the Lender to the Issuer. Upon payment to the Lender of the principal amount of the Note together with any accrued and unpaid interest thereon, the Note shall be cancelled by the Issuer.

7.2  NON-PRESENTATION OF NOTES

     In the event the Lender fails to surrender the Note on the Maturity Date or shall not accept payment of the monies payable with respect thereto or give such receipt therefor, if any, as the Issuer may require, such monies shall be set aside by the Issuer in trust for the Lender, and no interest shall be payable to the Lender in respect of such monies and such setting aside shall for all purposes be deemed a payment to the Lender of the sum so set aside, and to that extent the Note shall thereafter not be considered as outstanding hereunder and the Lender shall have no right except to receive payment out of the monies so set aside upon surrender and delivery up of the Note.

7.3  DISCHARGE

     The Lender shall at the expense of the Issuer release and discharge the Note and execute and deliver such instruments as are requisite for that purpose and to release the Issuer from its covenants herein contained upon payment of the principal of and interest (including interest on amounts in default, if any) and all other monies or other amounts payable hereunder or that, the Note has matured, payment of the principal of and interest (including interest on amounts in default, if any) on the Note and on all other monies or other consideration payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

7.4  TAXES AND FEES

     Except as otherwise provided in Sections 2.1(c), 3.1(h) and 7.1, all payments made by Issuer under the Note shall be made free and clear of, and without deduction or withholding for or on account of, any present or future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any Governmental

Entity, excluding taxes imposed on or measured by the net income of Lender as a result of a present or former connection between Lender and the jurisdiction of the Governmental Entity imposing such tax or any political subdivision or taxing authority thereof or therein (other than any such connection arising solely from Lender having executed, delivered or performed its obligations or received a payment under, or enforced, this Note). If any such non-excluded taxes, levies, imposts, duties, charges, fees deductions or withholdings ("NON-EXCLUDED TAXES") are required to be withheld from any amounts payable to Lender hereunder, the amounts so payable to Lender shall be increased to the extent necessary to yield to Lender after payment of all Non-Excluded Taxes interest or any such other amounts payable hereunder at the interest rate provided herein; provided, however that the Issuer shall not be obligated to pay any such additional amounts to the extent that any such withholdings in respect of Non-Excluded Taxes could have been reduced or eliminated by virtue of the Lender furnishing to the Issuer an IRS Form W8-BEN or other appropriate form indicating the Lender's eligibility for a partial or complete exemption form the imposition of such withholdings. If Issuer fails to pay any Non-Excluded Taxes when due to the appropriate taxing authority, in addition to any other remedy available to Lender, Issuer shall indemnify Lender for any incremental taxes, interest or penalties that may become payable by Lender as a result of any such failure. If the Issuer makes a payment of any additional amount pursuant to this Section 7.4 and the Lender receives an actual tax benefit as a result of claiming a tax credit in respect of the imposition of any withholding of Non-Excluded Taxes, the Lender shall determine in good faith the amount of such actual tax benefit and promptly remit such amount to the Issuer. The agreements in this Section 7.4 shall survive payment of the Note and all other amounts payable hereunder until the expiration of the statute of limitations relating to the applicable tax.

                                  ARTICLE VIII
                             SUCCESSOR CORPORATIONS

8.1  SUCCESSOR CORPORATIONS

     Neither the Issuer nor any Guarantor shall enter into any transaction (whether by way of reconstruction, reorganization, consolidation, arrangement, amalgamation, merger, transfer, sale, lease or otherwise), whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of such amalgamation or merger, of the continuing corporation or limited liability company resulting therefrom unless:

     (a) such other Person or continuing corporation is a corporation or limited liability company (herein called the "SUCCESSOR CORPORATION") incorporated or formed under the Laws of the United States or Canada or any province or state thereof;

     (b) the successor corporation shall execute, prior to, contemporaneously with or forthwith after the consummation of such transaction, such instruments (if any) as are satisfactory to the Lender to evidence the assumption by the successor corporation of the liability for the due and punctual payment of the Note and interest thereon and all other amounts payable hereunder, or the obligations under the Guarantee Agreement, as applicable, and the covenant of the successor corporation to pay the same and its agreement to observe and perform all the covenants and obligations of the Issuer under the Note or the Guarantors under the Guarantee Agreement, as applicable;

     (c) such transaction shall, to the satisfaction of the Lender, be upon such terms as substantially preserve and do not impair in any material respect the rights or powers of the Lender or under the Guarantee Agreement, as applicable; and

     (d) no condition or state of facts shall exist as to the Issuer or the Guarantors, as applicable, or the successor corporation, either after the consummation of any such transaction and after giving full effect thereto or immediately after the successor corporation complying with the provisions of Section 8.1(b) above, which constitutes or would constitute, after notice or lapse of time or both, an Event of Default;

     provided, however, that as long as the original Lender continues to hold the Note, any transactions described in the foregoing Subsections 8.1(a),
     (b), (c) and (d) shall not be treated as a deemed redemption and a deemed reissuance of the Note for US federal income tax purposes.

8.2  VESTING OF POWERS IN SUCCESSOR CORPORATION

     Whenever the conditions of Section 8.1 have been duly observed and performed, the successor corporation shall be bound by the covenants and obligations of the Issuer under the Note or of the Guarantors under the Guarantee Agreement and shall possess and from time to time may exercise each and every right and power of the Issuer under the Note in the name of the Issuer or otherwise or of the Guarantor under the Guarantee Agreements and any act or proceeding by any provision of the Note required to be done or performed by any Directors or officers of the Issuer and any act or proceeding by any provision of the Guaranty Agreement required to be done by any manager, officer or member of the Guarantor may be done and performed with like force and effect by the directors, manager, members or officers of such successor corporation, as applicable.

                                   ARTICLE IX
                                     NOTICES

9.1  NOTICE

     Any notice required or permitted to be given hereunder shall be in writing and given by delivering, by post or courier, or by transmitting by facsimile:

     (a)  to the Issuer and the Guarantors:

          c/o Cinram (U.S.) Holding's Inc.
          1400 East Lackawanna Avenue
          Olyphant, Pennsylvania USA 18448

          Attention: David Rubenstein
          Fax: 1-416-298-0612

     (b)  to the Lender at its principal office at:

          Cinram International LLC
          c/o The Corporation Trust Company
          Corporation Trust Center
          1209 Orange Street
          Wilmington, DE USA 19801

          Attention: David Rubenstein
          Fax: 1-416-298-0612

     Any notice given as aforesaid shall be deemed to have been given at the time delivered or faxed (provided complete transmission is confirmed) if delivered or faxed to the recipient on a Business Day (in the city in which the addressee is located) and before 4:30 p.m. (local time in the city in which the addressee is located) on such Business Day, and otherwise shall be deemed to be given at 9:00 a.m. (local time in the city in which the addressee is located) on the next following Business Day (in the city in which the addressee is located) or, in the case of notice being given by publication, on the next following Business Day, after publishing such notice twice in the designated newspaper or newspapers. The Issuer, any Guarantor or the Lender may change its address for notice by notice to the party hereto given in the manner herein provided.

                                    ARTICLE X
                               GENERAL PROVISIONS

10.1 AMENDMENT

     This Note may not be amended or varied in its terms by oral agreement or by representations or otherwise except by instrument in writing and signed by the Issuer and the Lender or their respective successors or assigns.

10.2 SUCCESSORS AND ASSIGNS

     The provisions of the Note shall enure to the benefit of, and be binding upon, the parties and their heirs, executors, administrators, personal representatives, successors and assigns.

     This Note may not be assigned by the Issuer without the prior written consent of the Lender. Notwithstanding the foregoing, this Note and the agreements and obligations of the Issuer hereunder may be assigned by the Issuer to a Guarantor that is a corporation or limited liability company incorporated or formed under the laws of the United States or Canada or any province, territory or state thereof; provided that upon such assignment (i) the Issuer agrees to guarantee the obligations of such assignee hereunder and executes and delivers a guarantee agreement in favour of the Lender, substantially in the form of Exhibit A, and (ii) the Guarantor executes and delivers an assumption agreement, to the reasonable satisfaction of the Lender, assuming the agreements and obligations of such assignor. For certainty, all Guarantors under this Note existing as at the date of an assignment by the Issuer made pursuant to this
Section 10.2 will continue under this Note as Guarantors of the new assignee and will execute such documents as the Lender may deem appropriate to affirm such continuing obligations as Guarantor. For certainty, an assignment made by the Issuer to a Guarantor under this Note shall cause such assignee to cease being a Guarantor hereunder as at the date of the assignment. The Lender shall be permitted to assign its rights and obligations under this Note to any Person; provided, however, that the Lender furnish to the Issuer, within 30 days after such assignment, notice of the name and address of any such assignee and the Issuer shall record the name and address of such assignee on its books and records.

10.3 TIME OF THE ESSENCE

     Time is of the essence of each and every provision of this Note.

10.4 WAIVER

     The Issuer hereby waives presentment, notice and protest, waives diligence and collection or bringing suit, and consents to all extensions of time, renewals, waivers or modifications that may be granted by the Lender with respect to this Note.

     IN WITNESS WHEREOF the Issuer has caused the due execution hereof.

                                        CINRAM (U.S.) HOLDING'S INC.

                                        By: (signed)
                                            ------------------------------------
                                        Name: Lewis Ritchie
                                        Title: Vice President and Secretary

     Acknowledged and agreed to by the undersigned as of the date of the Note for the sole purpose of its obligations under Article IV, Article V, Article VII and Article VIII and for no other purpose.

                                        CINRAM INC.


                                        By: (signed)
                                            ------------------------------------
                                            Name: Lewis Ritchie
                                            Title: Vice-President, Treasurer and
                                                   Secretary


                                        IVY HILL CORPORATION


                                        By: (signed)
                                            ------------------------------------
                                            Name: Lewis Ritchie
                                            Title: Treasurer


                                        CINRAM MANUFACTURING LLC


                                        By: (signed)
                                            ------------------------------------
                                            Name: Lewis Ritchie
                                            Title: Treasurer


                                        CINRAM DISTRIBUTION LLC


                                        By: (signed)
                                            ------------------------------------
                                            Name: Lewis Ritchie
                                            Title: Treasurer

                                    EXHIBIT A

                                    GUARANTY

          THIS GUARANTY (this "Guaranty"), dated as of May 5, 2006, made by Cinram Inc., a Delaware corporation, Ivy Hill Corporation, a Delaware corporation, Cinram Manufacturing LLC, a Delaware limited liability company and Cinram Distribution LLC, a Delaware limited liability company (together with their permitted successors and assigns, collectively referred to herein as the "Guarantors"), in favor of Cinram International LLC, a Delaware limited liability company, as lender under the Subordinated Note referred to below (in such capacity, together with its successors and assigns, the "Subordinated Noteholder").

          THE INDEBTEDNESS AND OTHER OBLIGATIONS GUARANTEED HEREBY ARE SUBORDINATED TO THE PRIOR PAYMENT IN FULL IN CASH OF CERTAIN SENIOR INDEBTEDNESS PURSUANT TO, AND AS PROVIDED IN, THE SUBORDINATED NOTE (AS DEFINED BELOW).

                                   WITNESSETH:

          WHEREAS the Subordinated Note (as defined herein) requires that each of the Guarantors shall have executed and delivered this Guaranty;

          WHEREAS each of the Guarantors will, directly or indirectly, obtain benefits from the issuance of the Subordinated Note and, accordingly, desires to execute this Guaranty in order to satisfy the condition described in the preceding paragraph;

          NOW THEREFORE, in consideration of the foregoing and other benefits accruing to the Guarantors, the receipt and sufficiency of which are hereby acknowledged, the Guarantors hereby jointly and severally make the following representations and warranties to the Subordinated Noteholder and hereby covenant and agree with the Subordinated Noteholder as follows:

                                   ARTICLE XI
                                   DEFINITIONS

11.1 CERTAIN TERMS.

          The following terms (whether or not underscored) when used in this Guaranty, including its preamble and recitals, shall have the following meanings (such definitions to be equally applicable to the singular and plural forms thereof):

     (a) "Company" means Cinram (U.S.) Holding's Inc. together with its successors from time to time (whether by merger, amalgamation or otherwise).

     (b) "Guaranteed Documents" has the meaning set forth in Section 12.3 hereof.

     (c) "Guaranteed Obligations" means all of the obligations of the Company under the Subordinated Note.

     (d)  "Lien" shall have the meaning set forth in the Subordinated Note.

     (e) "Note Documents" means any and all of the documents executed by the Company or any of the Guarantors in connection with the issuance of the Subordinated Note.

     (f) "Senior Indebtedness" shall have the meaning set forth in the Subordinated Note.

     (g)  "Subordinated Note" means the 12% unsecured, subordinated promissory note issued by the Company in favour of the Subordinated Noteholder as of May 5, 2006 due May 5, 2016, as such note may from time to time be supplemented, amended, consolidated or restated.

     (h)  "Subordinated Noteholder" means the holder of the Subordinated Note.

     (i)  "Subsidiary" shall have the meaning set forth in the Subordinated
          Note.

     (j) "U.C.C." means the Uniform Commercial Code as in effect in the State of New York, as the same may be amended from time to time.

11.2 U.C.C. DEFINITIONS.

          Unless otherwise defined herein, terms for which meanings are provided in the U.C.C. are used in this Guaranty, including its preamble and recitals, with such meanings.

                                   ARTICLE XII
                               GUARANTY PROVISIONS

12.1 GUARANTY.

          Each Guarantor hereby absolutely, unconditionally and irrevocably guarantees the full and punctual payment when due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise, of all Guaranteed Obligations of the Company whether pursuant to the terms of the Subordinated Note or otherwise, as primary obligor and not merely as a surety, whether for principal, interest, fees, expenses or otherwise (including all such amounts which would become due but for the operation of the automatic stay under
Section 362(a) of the United States Bankruptcy Code, 11 U.S.C. Section 362(a), and the operation of Sections 502(b) and 506(b) of the United States Bankruptcy Code, 11 U.S.C. Section 502(b) and Section 506(b)), and provided, however, that each Guarantor shall be liable under this Guaranty for the maximum amount of such liability that can be hereby incurred without rendering this Guaranty, as it relates to each such Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount. This Guaranty constitutes a guaranty of payment when due and not of collection, and each Guarantor specifically agrees that it shall not be necessary or required that the Subordinated Noteholder exercise any right, assert any claim or demand or enforce any remedy whatsoever against the Company (or any other Person, including any Guarantor) before or as a condition to the obligations of each of the Guarantors hereunder.

12.2 ACCELERATION OF GUARANTY.

          Each Guarantor agrees that, in the event of the dissolution or insolvency of the Company, or the inability or failure of the Company to pay debts as they become due, or an assignment by the Company for the benefit of creditors, or the commencement of any case or proceeding in respect of the Company under any bankruptcy, insolvency or similar laws, and if such event shall occur at a time when any of the Guaranteed Obligations of the Company may not then be due and payable, the Guarantor will pay to the Subordinated Noteholder, forthwith the full amount which would be payable hereunder by the Guarantor if all such Guaranteed Obligations were then due and payable.

12.3 GUARANTY ABSOLUTE, ETC.

          This Guaranty shall in all respects be a continuing, absolute, unconditional and irrevocable guaranty of payment, and shall remain in full force and effect until all Guaranteed Obligations of the Company have been indefeasibly paid in full in cash. Each Guarantor guarantees that the Guaranteed Obligations of the Company will be paid strictly in accordance with the terms of the Subordinated Note under which they arise, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Subordinated Noteholder with respect thereto.

          The liability of each Guarantor hereunder shall be absolute and unconditional and shall not be released, discharged, diminished, limited or in any way affected by any matter, act, failure to act, or circumstance whatsoever, including without limitation: (a) any lack of validity, legality or enforceability of the Subordinated Note or a Note Document (the Subordinated Note and the Note Documents being collectively the "Guaranteed Documents"); (b) any failure on the part of the Company to carry out any of its rights or obligations under any Guaranteed Document; (c) any change in the name, objects, powers, organization, share capital, constating documents, business, shareholders, directors or management of the Company, (d) any amalgamation, merger or consolidation of the Company into or with any other person or entity, or any sale, lease or transfer of all or any of the assets of the Company to any other person or entity; (e) any lack or limitation of power, incapacity or disability on the part of the Company or, where applicable, any of its directors, officers, shareholders, employees or agents, or any other irregularity, defect or informality, or any fraud, on the part of the Company or, where applicable, any of its directors, officers, shareholders, employees or agents with respect to any or all of the Guaranteed Obligations; (f) any impossibility, impracticability, frustration of purpose, illegality, force majeure or act of government or governmental authority; (g) the financial condition, insolvency or bankruptcy or, where applicable, reorganization or winding-up of the Company or any other person at any time; (h) any law, regulation, limitation period or other matter or circumstance which might otherwise constitute a defence available to, or a discharge of, the Company with respect to any or all of the Guaranteed Obligations; (i) any loss or impairment of any right of any Guarantor to subrogation, reimbursement, contribution or indemnity, whether or not as a result of any action taken or omitted to be taken by the Subordinated Noteholder; (j) anything done, omitted to be done, suffered or permitted by the Subordinated Noteholder in connection with all or any of the Guaranteed Documents or any or all of the Guaranteed Obligations or otherwise or in connection with any security held by or for the benefit of any such person (whether relating to the Guaranteed Obligations or otherwise); (k) any assignment of any Note Document and (l) any other matter, act, failure to act, or circumstance or any nature or kind whatsoever that might in any manner operate to release, discharge, diminish, limit, restrict or in any way affect the liability of, or otherwise provide a defense to, a guarantor or surety.

          Subject to the terms and conditions of the Subordinated Note, including, but not limited to, Section 6.7 thereof, the Subordinated Noteholder may, with respect to all or any of the Guaranteed Obligations and without releasing, discharging, limiting or otherwise affecting in whole or in part any liability of any Guarantor hereunder: (a) amend, alter or vary any of the Guaranteed Documents or any agreement with any other person; (b) grant time, renewals, extensions, indulgences, releases and discharges to the Company or any other person; (c) increase or reduce the rate of interest on all or any of the Guaranteed Obligations; (d) alter, compromise, accelerate, extend or change the time or manner for payment by the Company of, or by any other person or persons (including any Guarantor) liable to the Subordinated Noteholder in respect of, any or all of the Guaranteed Obligations; (e) take or abstain from taking security from the Company or any other person or from completing or perfecting any security taken; (f) release or add one or more guarantors (including any Guarantor hereunder) or sureties, accept additional or substituted security, or release or subordinate any security; (g) accept compromises from the Company or any other person; (h) apply all money at any time received from the Company or from any person (including any Guarantor) or from any security upon such part of the Guaranteed Obligations as the Subordinated Noteholder may see fit, and change any such application from time to time in their discretion, or keep such money in a separate account for such period as the Subordinated Noteholder may determine without application to the Guaranteed Obligations; and (i) otherwise deal with the Company, any Guarantor and all other persons and security as the Subordinated Noteholder may determine. The Subordinated Noteholder may apply all money at any time received from each Guarantor hereunder upon such part of the Guaranteed Obligations as such person may see fit, and may change any such application from time to time in its discretion.

12.4 REINSTATEMENT, ETC.

          Each Guarantor agrees that this Guaranty shall continue to be effective or be reinstated, as the case maybe, if at any time any payment (in whole or in part) of any of the Guaranteed Obligations is rescinded or must otherwise be restored by the holder of the Subordinated Notes, upon the insolvency, bankruptcy or reorganization of the Company or any other Guarantor or otherwise, all as though such payment had not been made.

12.5 WAIVER, ETC.

          Each Guarantor hereby expressly waives promptness, diligence, presentment, notice of acceptance and any other notice with respect to any of the Guaranteed Obligations of the Company or any Guarantor and this Guaranty and any requirement that the Company or the Subordinated Noteholder protect, secure, perfect or insure any security interest or Lien, or any property subject thereto, or exhaust any right or take any action against the Company, any other Guarantor or any other Person or entity or any collateral securing the Guaranteed Obligations of the Company or any other Guarantor, as the case may be.

12.6 WAIVER OF SUBROGATION.

          Until one year and one day after the indefeasible payment in full in cash of all Guaranteed Obligations, each Guarantor hereby irrevocably waives any claim or other rights which it may now or hereafter acquire against the Company or any other Guarantor that arise from the existence, payment, performance or enforcement of each of the Guarantor's obligations under this Guaranty or the Subordinated Note, including any right of subrogation, reimbursement, exoneration, or indemnification, any right to participate in any claim or remedy of the Subordinated Noteholder against the Company or any other Guarantor, whether or not such claim, remedy or right arises in equity, or under contract, statute or common law, including the right to take or receive from the Company or any other Guarantor, directly or indirectly, in cash or other property or by set-off or in any manner, payment or security on account of such claim or other rights. If any amount shall be paid to the Guarantor in violation of the preceding sentence and the Guaranteed Obligations shall not have been indefeasibly paid in cash in full, such amount shall be deemed to have been paid to the Guarantor for the benefit of, and held in trust for, the benefit of the holder of the Subordinated Note, and shall forthwith be paid to the Subordinated Noteholder to be credited and applied upon the Guaranteed Obligations, whether matured or unmatured. Each Guarantor acknowledges that it will receive direct and indirect benefits from the issuance of the Subordinated Note and that the waiver set forth in this Section 2.6 is knowingly made in contemplation of such benefits.

12.7 DEMAND FOR PAYMENT.

          Each of the Guarantors will from time to time, on the business day following any written demand on such Guarantor by the Subordinated Noteholder, pay to the Subordinated Noteholder, at the address specified by the Subordinated Noteholder in any such demand, an amount equal to the Guaranteed Obligations specified in the written demand. All payments required to be made by any Guarantor under this Guaranty will be made by such Guarantor in immediately available funds in the currency or the currencies of the Guaranteed Obligations and will be made before 2:00 p.m. (local time at the place where such payments are required to be made under this Guaranty) on the date on which such payments are required to be made.

12.8 NO SET-OFF ETC.

          All payments required to be made by any Guarantor under this Guaranty to or for the account of the Subordinated Noteholder will be made by such Guarantor free and clear of, and without regard to, any defense, right of set-off, counterclaim, combination of accounts or cross-claim which such Guarantor, any other Guarantor, the Company or any other person may have against or with respect to the Subordinated Noteholder, the Company any other Guarantor or any other person.

12.9 CURRENCY OF PAYMENT.

          Any payment to be made under this Guaranty by a Guarantor in a particular currency (the "proper currency") that is made in a currency (the "other currency") other than the proper currency, whether pursuant to a judgment or order of any court or tribunal or otherwise, will be a discharge of the liabilities of such Guarantor only to the extent of the amount of the proper currency that the Subordinated Noteholder is able, on or before the close of business on the business day following receipt of such payment, to purchase with the amount of the other currency so received. If the amount of the proper currency that the Subordinated Noteholder is able to purchase is less than the amount of the proper currency originally due to the Subordinated Noteholder from such Guarantor, such Guarantor will indemnify and save the Subordinated Noteholder harmless from and against any loss or damage arising because of such deficiency. This indemnity is an obligation separate and independent from any other liabilities of such Guarantor, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted by the Subordinated Noteholder from time to time, will continue in full force and effect notwithstanding any judgment or order against such Guarantor for a liquidated sum in respect of an amount due under this Guaranty from such Guarantor or under any judgment or order against such Guarantor and will not merge in any order of foreclosure made in respect of any security given by such Guarantor to or for the benefit of the Subordinated Noteholder.

12.10 INTEREST.

          The liability of a Guarantor to make payments under this Guaranty with respect to any Guaranteed Obligations will bear interest at a nominal rate per annum equal to the rate per annum applicable from time to time to such Guaranteed Obligations. Such interest will be payable by such Guarantor on demand and will be calculated, but not compounded, daily (both before and after judgment) from and including the date such payment becomes due and payable by such Guarantor under this Guaranty to but not including the date of payment.

12.11 EXPENSES.

          Each of the Guarantors will pay all reasonable out-of-pocket costs and expenses of the Subordinated Noteholder in connection with the enforcement of, and the preservation of any rights of the Subordinated Noteholder under and with respect to this Guaranty against such Guarantor and the liabilities of such Guarantor and any amendment, waiver or consent relating thereto (including without limitation, the reasonable fees and out-of-pocket expenses of counsel for the Subordinated Noteholder for services required in connection with the foregoing matters and all sales, goods and services, harmonized sales and goods and services and other similar taxes payable in respect thereof).

12.12 SUCCESSORS, TRANSFEREES AND ASSIGNS; TRANSFERS OF NOTES.

          Except as otherwise provided in Section 2.14 below, this Guaranty shall be binding upon each Guarantor, and its successors, transferees and assigns.

12.13 SUBORDINATION.

          This Guaranty shall be subordinated in the manner provided in Article 4 of the Subordinated Note, which Article 4 is hereby incorporated by reference and made a part hereof in its entirety.

12.14 RELEASE OF GUARANTY.

          Notwithstanding anything to the contrary herein, this Guaranty will be automatically released:

               (A) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) the Company or a Subsidiary of the Company, if the sale or other disposition is done in compliance with Section 5.6 of the Subordinated Note;

               (B) in connection with any sale or other disposition of the capital stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Subsidiary of the Company such that after the transaction the Guarantor is no longer a Subsidiary of the Company, if the sale or other disposition is done in compliance with Section 5.6 of the Subordinated Note; or

               (C) in the event the Company terminates all of its obligations under the Subordinated Note and the Purchaser releases and discharges the Subordinated Note pursuant to Section 7.3 of the Subordinated Note.

                                  ARTICLE XIII
                  REPRESENTATIONS AND WARRANTIES AND COVENANTS

13.1 REPRESENTATIONS AND WARRANTIES AND COVENANTS.

          Each Guarantor hereby represents and warrants that the representations and warranties set forth herein are true and correct as of the date hereof. Each of the Guarantors represents and warrants relative to itself to the Subordinated Noteholder that each of the representations and warranties in each of the Note Documents relative to such Guarantor are true and correct. Each Guarantor covenants and agrees that from and after the date that it becomes a Guarantor under this Guaranty and until all of the Guaranteed Obligations relative to such Guarantor have been paid and satisfied in full and all of the liabilities of such Guarantor under this Guaranty have been paid and satisfied in full, such Guarantor will comply, and will cause each of its Subsidiaries to comply, with all of the provisions, covenants and agreements contained in the Subordinated Note to the extent that such provisions, covenants and agreements apply to such Guarantor or its Subsidiaries and will, and will cause each of its Subsidiaries to, take, or refrain from taking, as the case may be, all actions that are necessary to be taken or not taken so that no violation of any provision, covenant or agreement contained in the Subordinated Note, and so that no default or event of default under the Subordinated Note, is caused by the actions or inactions of such Guarantor or any of its Subsidiaries.

13.2 ORGANIZATION, ETC.

          Each Guarantor is a corporation or limited liability company, as applicable, validly incorporated or organized and existing and in good standing under the laws of its respective formation, is duly qualified to do business and is in good standing as a foreign corporation or limited liability company, in each jurisdiction where the nature of its business requires such qualification, except where the failure to be so qualified could not reasonably be expected to have a material adverse effect and have full power and authority and hold all requisite governmental licenses, permits and other approvals (a) to enter into and perform its obligations under this Guaranty and (b) to own and hold under lease its respective property and to conduct its respective business substantially as currently conducted, except in the case of clause (b), where the failure to have licenses, permits and other approvals could not reasonably be expected to have a material adverse effect.

13.3 DUE AUTHORIZATION, NON-CONTRAVENTION, ETC.

          The execution, delivery and performance by each Guarantor of this Guaranty are within each Guarantor's powers, have been duly authorized by all necessary company action, and do not:

     (a)  contravene the Guarantor's organizational documents;

     (b) contravene any contractual restriction, law or governmental regulation or court decree or order binding on or affecting the Guarantor; or

     (c) result in, or require the creation or imposition of, any Lien on any of the Guarantor's properties.

13.4 VALIDITY, ETC.

          This Guaranty constitutes the legal, valid and binding obligations of each Guarantor enforceable in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally, by general equitable principles (whether enforcement is sought by proceedings in equity or at law) and an implied covenant of good faith and fair dealing.

13.5 BENEFIT TO GUARANTOR.

          Each Guarantor represents that it is in the best interests of each Guarantor to execute this Guaranty inasmuch as each Guarantor will derive substantial direct and indirect benefits from the issuance of the Subordinated Note and as a result the Guarantor is willing to guaranty the obligations of the Company pursuant to the Subordinated Note.

                                   ARTICLE XIV
                            MISCELLANEOUS PROVISIONS

14.1 AMENDMENTS, ETC.

          This Guaranty shall be construed as a separate guaranty with respect to each Guarantor and, subject to the first sentence of this Section, may be amended, modified, supplemented, waived or released with respect to any Guarantor, or any representations, agreements, contracts, indemnities or liabilities of any Guarantor, without the approval of any other Guarantor and without affecting the liabilities of any other Guarantor. Any waiver will be effective only in the specific instance, and only for the specific purpose, in respect of which the waiver is given. No failure by the Subordinated Noteholder to exercise, and no delay in exercising, any right under this Guaranty will operate as a waiver of any right, nor will any single or partial exercise of any right under this Guaranty against any Guarantor preclude any other or further exercise of such right against such Guarantor, the exercise of such right against any other Guarantor, or the exercise of any other right against such Guarantor or against any other Guarantor. The release of any Guarantor from this Guaranty shall not require the consent of any other Guarantor and all of the liabilities of each other Guarantor shall remain in full force and effect notwithstanding the release of any Guarantor from any or all of its liabilities under this Guaranty.

14.2 ADDRESSES FOR NOTICES TO THE GUARANTOR.

          All notices and other communications hereunder to the Guarantor shall be in writing (including facsimile communication) and mailed or facsimiled or delivered to it, addressed to it at the address set forth below its signature hereto or at such other address as shall be designated by such Guarantor in a written notice to the Subordinated Noteholder at the address specified in the Subordinated Note complying as to delivery with the terms of this Section. Any notice, if mailed and properly addressed with postage prepaid or if properly addressed and sent by pre-paid courier service, shall be deemed given when received; and any notice, if transmitted by facsimile, shall be deemed given when received and receipt electronically confirmed.

14.3 NO WAIVER; REMEDIES.

          In addition to, and not in limitation of, Section 2.3 and Section 2.5, no failure on the part of any holder of the Subordinated Note to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

14.4 SECTION CAPTIONS.

          Section captions used in this Guaranty are for convenience of reference only, and shall not affect the construction of this Guaranty.

14.5 SEVERABILITY.

          Any provision of this Guaranty which is prohibited or unenforceable in any jurisdiction shall, as to such provision and such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Guaranty or affecting the validity or enforceability of such provision in any other jurisdiction.

14.6 GOVERNING LAW, ENTIRE AGREEMENT, ETC.

          THIS GUARANTY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. THIS GUARANTY AND THE OTHER NOTE DOCUMENTS CONSTITUTE THE ENTIRE UNDERSTANDING AMONG THE PARTIES HERETO WITH RESPECT TO THE SUBJECT MATTER HEREOF AND SUPERSEDE ANY PRIOR AGREEMENTS, WRITTEN OR ORAL, WITH RESPECT THERETO.

14.7 FORUM SELECTION AND CONSENT TO JURISDICTION.

          ANY SUIT, ACTION OR PROCEEDING SEEKING TO ENFORCE ANY PROVISION OF, OR BASED ON ANY MATTER ARISING OUT OF OR IN CONNECTION WITH, THIS GUARANTOR MAY BE BROUGHT IN ANY FEDERAL OR STATE COURT LOCATED IN THE COUNTY AND STATE OF NEW YORK, AND EACH GUARANTOR MAY BE BROUGHT IN ANY FEDERAL OR STATE COURT LOCATED IN THE COUNTY AND STATE OF NEW YORK, AND EACH GUARANTOR HEREBY CONSENTS TO THE JURISDICTION OF SUCH COURTS (AND OF THE APPROPRIATE APPELLATE COURTS THEREFROM) IN ANY SUCH SUIT, ACTION OR PROCEEDING AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY SUCH COURT OR THAT ANY SUCH SUIT, ACTION OR PROCEEDING WHICH IS BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. PROCESS IN ANY SUCH SUIT, ACTION OR PROCEEDING MAY BE SERVED ON EACH GUARANTOR ANYWHERE IN THE WORLD, WHETHER WITHIN OR WITHOUT THE JURISDICTION OF ANY SUCH COURT. WITHOUT LIMITING THE FOREGOING, EACH GUARANTOR AGREES THAT SERVICE OF PROCESS ON SUCH GUARANTOR AS PROVIDED IN
SECTION 14.2 SHALL BE DEEMED EFFECTIVE SERVICE OF PROCESS ON SUCH GUARANTOR.

14.8 WAIVER OF JURY TRIAL.

          BY ACCEPTING THE BENEFITS OF THIS GUARANTY EACH GUARANTOR HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS GUARANTY OR ANY OTHER NOTE DOCUMENT.

14.9 NO ORAL AGREEMENTS.

          THIS WRITTEN GUARANTY REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.

          THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES.

                                  [END OF TEXT]

          IN WITNESS WHEREOF, each Guarantor has caused this Guaranty to be duly executed and delivered by its officer thereunto duly authorized as of the date first above written.

                                        CINRAM INC.


                                        By: (signed)
                                            ------------------------------------
                                        Name: Lewis Ritchie
                                        Title: Vice-President, Treasurer and
                                               Secretary
                                        Address: 2255 Markham Road
                                                 Toronto, Ontario
                                                 M1B 2W3

                                        Facsimile: (416) 352-7494


                                        IVY HILL CORPORATION


                                        By: (signed)
                                            ------------------------------------
                                        Name: Lewis Ritchie
                                        Title: Treasurer
                                        Address: 2255 Markham Road
                                                 Toronto, Ontario
                                                 M1B 2W3

                                        Facsimile: (416) 352-7494

                                        CINRAM MANUFACTURING LLC


                                        By: (signed)
                                            ------------------------------------
                                        Name: Lewis Ritchie
                                        Title: Treasurer
                                        Address: 2255 Markham Road
                                                 Toronto, Ontario
                                                 M1B 2W3

                                        Facsimile: (416) 352-7494


                                        CINRAM DISTRIBUTION LLC


                                        By: (signed)
                                            ------------------------------------
                                        Name: Lewis Ritchie
                                        Title: Treasurer
                                        Address: 2255 Markham Road
                                                 Toronto, Ontario
                                                 M1B 2W3

                                        Facsimile: (416) 352-7494